As filed with the Securities and Exchange Commission on March 18, 2004, Registration No. 333-87006

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           FORM SB-1 (Amendment No. 4)
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                             SMART TECHNOLOGY, INC.
                         ------------------------------
             (Exact name of registrant as specified in its charter)


  Florida               5960                  45411                 65-1114299
-----------------  -----------------    ----------------------   ---------------
(State or Other    (Primary Standard    (North American          (IRS Employer
Jurisdiction of     Industrial          Industry Classification   Identification
Incorporation or   Classification       System ("NAICS")Number)  ("EIN") Number)
Organization)      ("SIC") Number)


             222 Lakeview Avenue, PMB 433, West Palm Beach, FL 33401
                    (561) 835-4277-phone - (561) 659-5371-fax
            -------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)




Copy to:                    Donald F. Mintmire, Esq.
                            265 Sunrise Avenue, Suite 204
                            Palm Beach, FL 33480
                            (561) 832-5696

Current shareholders may sell up to 871,458 shares of common stock that they currently own to the public.

SELLING SHAREHOLDER SHARES:

    Price to Public    Underwriting Discount     Proceeds to
                          and Commission      Selling Shareholders
 -------------------- ---------------------- ----------------------
     $4,357,290                 $0                $4,357,290
 -------------------- ---------------------- ----------------------

There is currently no market for our shares and a market for our shares may not develop.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Disclosure of Alternative Used: Alternative 1 |_| Alternative 2 |X|

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.



               THE DATE OF THIS PROSPECTUS IS ______________, 2004

                                   PROSPECTUS

                             SMART TECHNOLOGY, INC.

Terms of the Offering Period: Unless it is terminated earlier, the offering period will be for a period of one hundred eighty (180) days from the effective date of this prospectus. The Company's Board of Directors may extend the offering period for a period not to exceed an additional one hundred eighty
(180) days.

The Company will not receive any proceeds from the 871,458 shares which will be offered by its selling shareholders. These shares may be sold at any time after the registration statement filed with the Securities and Exchange Commission is declared effective.


                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
TITLE OF EACH                             OFFERING    AMOUNT OF
CLASS OF SECURITIES       AMOUNT TO BE   PRICE PER    OFFERING      REGISTRATION
TO BE REGISTERED           REGISTERED     SECURITY     PRICE         FEE
-----------------------   ------------  -----------  ------------   ------------
Common stock, par value
$0.0001 per share
offered by the
Selling Shareholders        871,458        $5.00     $4,357,290
-----------------------   ------------  -----------  ------------   ------------

Purchasers should carefully consider the risks associated with this Offering, the securities to be issued pursuant to this Offering and risks associated with the Issuer of the Securities. A comprehensive disclosure of these risks can be found in the section entitled "Risk Factors" found on page 7 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. Selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS


                                                                            Page
Descriptive Title........................................................     5
Prospectus Summary.......................................................     7
Summary Financial Data...................................................     7
Risk Factors.............................................................    10
Related Party Transactions...............................................    10
Fiduciary Responsibility of the Company's Management.....................    11
Selling Stockholders.....................................................    12
Plan of Distribution.....................................................    30
The Company..............................................................    31
Management...............................................................    50
Litigation...............................................................    53
The Company's Property...................................................    53
Securities Ownership of Certain Owners and the
        Principal Shareholders...........................................    53
Management's Discussion and Analysis of Financial
        Condition and Results of Operation...............................    54
Certain Provisions of Florida Law and of the Company's Articles
        of Incorporation and Bylaws......................................    59
Absence of Current Public Market.........................................    59
Description of Stock.....................................................    59
ERISA Considerations.....................................................    60
Legal Matters............................................................    60
Experts..................................................................    61
Available Information....................................................    61
Index to the Financial Statements........................................    F-1

                               PROSPECTUS SUMMARY

The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors." Shares may be sold by selling shareholders at any time after the registration statement filed with the Securities and Exchange Commission is effective. The Company will not benefit from sales by selling shareholders. Once a market is created, if at all, selling shareholders will sell at market price.


The Company    Smart  Technology,  Inc. was  incorporated  in Florida on May 14,
               2001 and has completed the acquisition of an operating subsidiary with business operations,  revenues and profits. The acquisition,
               IRISIO  SARL,  is a French  limited  liability  company  that was formed  in 2001.  Our  objective  is to sell and  distribute  GPS tracking  devices  primarily  to  the  professional  market  with
               Internet  support and mostly  through a large-scale  distribution
               Network  (yet  to be  established)  and  direct  sales  to  large corporate and public service  accounts which are in  negotiation.
               We also have  finalized  an exclusive  distributorship  agreement with  one of  the  manufacturers  of  hardware  in  GPS  tracking technology,  GAP AG, a  company  organized  under the laws of the
               Federal  Republic of Germany.  The website of our new  subsidiary
               Irisio,   www.irisio.com,   presents   our   products  and  their
               specifications.   The   website   of  Smart   Technology,   Inc.,
               www.smarttechno.com, reflects the recent changes in our product make-up and business strategy.

               We are a new company organized by Marc Asselineau, our President, Bernard Bouverot, our Secretary and Jean Michel Gal, our Chief Financial Officer, which, since the acquisition of the new subsidiary has begun initial sales in the French market.

Securities
Offered by
the Selling
Shareholders   The Selling  Shareholders  may sell up to 871,458 shares when the registration  statement  filed with the  Securities  and Exchange
               Commission is effective. They may sell such shares at a price of $5.00 per share until our shares are quoted on the Over the Counter Bulletin Board or listed for trading on a securities exchange and thereafter, at prevailing market prices or privately negotiated prices.

Number of
Shares
Outstanding    We  have  1,471,458   shares  of  our  restricted   common  stock
               outstanding prior to this offering.

Offering
Period Unless it is terminated earlier, the offering period will be for a period of one hundred eighty (180) days from the effective date of this prospectus. The Company's Board of Directors may extend the offering period for a period not to exceed an additional one hundred eighty (180) days.

Investor
Requirements   You must  meet  certain  requirements  in order to  purchase  the shares offered pursuant to this prospectus. You must indicate in the Subscription Agreement that you have either a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) and an annual adjusted gross income of not less than $25,000.

Risks and
Conflicts
Of Interest    This  investment  involves  substantial  risks due in part to the costs  which we will incur and the highly  speculative  nature of
               our  contemplated   distribution  networks,   which  include  the
               Internet and GPS tracking devices business. Risks inherent in investing in our company are discussed under "Risk Factors".

Plan of
Distribution   The   shares  are  being   offered   directly   by  the   selling
               shareholders.

               The selling shareholders may sell up to 871,458 shares after this registration statement is declared effective.

                             SUMMARY FINANCIAL DATA

The following is a summary of the financial data contained in this prospectus. This information reflects our operations for the nine months ended September 30, 2003 on an unaudited basis.

                                           Period Ended
                                          Sept 30, 2003
                                    -------------------
Current assets                                $367,474
Non-current assets                              44,821
Current liabilities                            248,819
Gross Revenues                                 116,413
Gross Profit                                    39,176
Loss from continuing operations              ($440,868)
Net loss                                     ($440,868)


                                  RISK FACTORS

We are a new development stage company. Before making an investment, you should consider carefully, among others, the following risk factors.

Arbitrary offering price

     1. The Offering Price Was Determined Arbitrarily and is in Excess of the Actual Net Tangible Book Value; Subscribers Of Shares in This Offering Will Pay A Price Per Share That Substantially Exceeds the Value of Our Assets. Our common stock's price per share in this offering has been determined arbitrarily by Mr. Asselineau, Mr. Bouverot and Mr. Gal and bears no relationship to our assets, book value or net worth. Hence, subscribers of shares in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities.

Absence of a Public Market

     2 Our shares of common stock are not registered with the U.S. Securities and Exchange Commission. There is no public market for the shares and no assurance that one will develop. No assurance can be given that if a market for these shares develops, it will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you consider the purchase of Shares only as a long-term investment.

Limited business operations, scarcity of resources and limited net worth

     3. We are a New Company Lacking in Personnel, Equipment and Client Base in Addition to Being Subject to Cash Shortages; In Acquiring and Maintaining these for Day-to-Day Operations, We May Not Be Able to Sustain a Business We are in the early stage of development and have a limited net worth and business operations. We have been conducting limited business to-date including fund-raising and organizational activities, market and product research, acquisitions and design of our introductory website. As a new enterprise, we are under-capitalized and subject to cash shortages and limitations with respect to personnel, technological, financial and other resources as well as lack of a significant client base and market recognition, most of which are beyond our control. Because of these factors, our activities may not attain the level or recognition and acceptance necessary for us to become a viable GPS tracking business.

Lack of revenues

     4. We Currently Have Limited Operating History or Revenues with which to Conduct Business; If We Cannot Generate Additional Operating Revenues Sufficient To Cover Expense, We Will Have To Discontinue Operations. To date, only our subsidiary has begun limited product sales and, accordingly, we have indirectly received limited operating revenues or earnings. As of December 31, 2001, we had assets totaling $306,000, mainly consisting of cash from subscriptions for our common stock and as of December 31, 2002, we had a total of $309,863 in assets from the same source. Our success is dependent upon obtaining additional financing from our intended operations and from third party resources. Our marketing success depends upon our ability to generate sufficient sales to enable us to continue our business operations. In the event we cannot generate operating revenues sufficient to cover expenses, we will have to discontinue operations.

Lack of significant client base

     5. Lack of significant Client Base Coupled With Limited Funds to Attract Customers May Cause an Inability to Attract Enough Clients to Remain in Business. We currently have a limited customer base and we are not certain that we will be successful in obtaining customers in the future as planned through either the use of revenues from our sales or by the use of funds raised from third party resources. Further, the funding currently available to us will only permit us to conduct business on a very limited scale. We may therefore never generate enough revenues to market our GPS tracking products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

Strong Competition

     6. Competition May Be Too Strong for Business to Obtain Enough Customers to Continue Operations. The GPS tracking markets in which we are engaged are subject to vigorous competition. Our competitors include other companies manufacturing and using GPS tracking technology, wholesale distributors and retail distribution companies, many of which are larger and have greater financial and marketing resources than we do. To the extent that these competitors introduce competitive products into the market and aggressively protect their existing market share through reduction of pricing and providing other purchasing incentives to our targeted customers, our financial condition, results of operations or cash flows could be adversely and seriously affected causing us to have to cease operations.

Dependence on existing employees

     7. Mr. Asselineau, Mr. Bouverot and Mr. Gal are currently our only employees and they are solely responsible for building our client base and setting alliances necessary for the business to continue; especially since we have no contract with any of them, the inability to retain Mr. Asselineau, Mr. Bouverot and Mr. Gal would result in discontinuance of business operations. The possible success of our business initially is entirely dependent upon the continued services of Mr. Asselineau, Mr. Bouverot and Mr. Gal, our Chief Financial Officer who joined us in October 2002. They each devote the time and effort necessary to perform their responsibilities as sole executive officers and directors, which requires not less than an average of 4 weeks per month at a rate of 50 hours per week at least. We presently hold no key-man life insurance on either Mr. Asselineau or Mr. Bouverot and have no employment contract or other agreement with them. Since Mr. Asselineau, Mr. Bouverot and Mr.Gal are currently the only employees, we would have to discontinue operations if we were not able to retain at least Mr. Asselineau or Mr. Bouverot or Mr. Gal or if replacements could not be found.

Lack of management experience

     8. Mr. Asselineau, Mr. Bouverot and Mr. Gal May Have Insufficient Experience to Maintain the Alliances Necessary for This Business to Succeed. Although each has little experience in GPS tracking marketing or sales experience in GPS tracking, it is critical to our commercial viability that Mr. Asselineau, Mr. Bouverot and Mr. Gal are able to use their networking abilities, past business experience and general salesmanship to ensure our ability to achieve a commercially viable market share of the GPS tracking business. Given their lack of specific experience, we are not certain Mr. Asselineau, Mr. Bouverot and Mr. Gal will be able to successfully solicit and maintain adequate strategic alliances to provide us with the products and services we need to conduct business.

Under estimation of operational costs

     9. Operational Costs May Have Been Under Estimated or There May be Unforeseen Costs Which Could Significantly Increase The Need for Additional, but Unavailable Funds; Lack of Additional Funds Could Affect Our Ability to Remain in Business. If we have incorrectly estimated the costs for establishing a client base or for obtaining a substantial volume of sales, we may expend significantly more funds than anticipated without expanding the business. Moreover, we could encounter costs not currently foreseen. In either event, we would not be able to continue operations, as projected, and would have to close the business.

Going Concern Qualification Expressed by Auditor

     10. Our minimal current assets and a net loss from operations raise substantial doubt about our ability to continue as a going concern. In this regard, see Note 5 of the audited financial statements for the period ended December 31, 2002 and for the period from May 14, 2001 (inception) through
December 31, 2002. Further, there can be no assurance that our financial condition will improve. Even though management believes, without assurance, that we have sufficient capital with which to implement our expansion plan, we may have unexpected shortages of funds to that may prevent us to proceed with our plan without an infusion of capital. In the event that we obtain additional debt or private equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of our revenues, if any.


                           RELATED-PARTY TRANSACTIONS

The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Principals



Owner                     Date Issued   No. of Shares    Notes
------------------------- ------------ --------------- ------------------------
Marc Asselineau           May 14, 2001   600,000        Issued for founder
President and Director                                  services valued at $60

Bernard Bouverot              N/A          -0-
Secretary and Director

Jean Michel Gal               N/A          -0-
Chief Financial Officer

None of the Company's officers or directors are registering shares of their Company stock for sale in this Prospectus.

We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates

We have only done business in our opinion with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

At inception, we issued 600,000 shares of restricted common stock to Mr. Asselineau valued at $60 in consideration of services rendered in connection with the organization of Smart Technology. The services provided by Mr. Asselineau included, but were not limited to, preparation of the Articles of Incorporation, the Bylaws, determination of the application of various Florida statutes, assistance with the preparation of the business plan, consultation on the website design and review and analysis of the financial requirements of Smart Technology. Based on the fact that these shares were granted at inception when there was no market at all for our shares, we believe that this issuance and the valuation are fair.

We do not intend to use the Company's resources to make payments to any promoters, management or any of their affiliates except as future salaries, benefits and out of pocket expenses. We have no present intention of acquiring any assets of any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership
interest.   Although  there  is  no  present   potential  for  a  related  party
transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders in our periodic reports that we will file under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

There are no arrangements or agreements between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence company affairs.


              FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. For example, management cannot commingle the Company's property with the property of any other person, including that of any current or future member of management.

According to federal and state statutes, including the Florida General Corporation Law, shareholders in a corporation have the right to bring class action suits in federal court to enforce their rights under federal securities laws. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to counsel's evaluation of the status of the law at that time.

                              SELLING SHAREHOLDERS

The shareholders listed below are offering a total of 871,458 shares. The shareholders, not Smart Technology, will receive the proceeds from the sale of their individual shares.

Neither Mr. Bouverot nor Mr. Gal own any shares in our company. Although Mr. Asselineau owns shares, he will not be offering any of his shares under this prospectus. None of the selling shareholders have held a position, office or had any other material relationship with the company since inception. Each selling shareholder may offer all, some or none of the common stock they own.


                                                    Maximum         Total Shares
                  Total of Shares Amount of Shares Owned After
Name                              Owned         Which May Be Sold     Offering
--------------------------   ---------------    ------------------- ------------
Louis Alexaline                  6,223               6,223               0
30500 Bransat France

Josette Andrivon                   183                 183               0
Rue de la Croix Carcan
Marcillat en Combe
03420 France

Pierre Aurand                    5,471                5,471              0
Les Jacquets
Abrest
03200 France

Jean Claude Battier                500                 500               0
La Pas
Puy Guillaume
632900 France

Clarisse Bayle                   1,049               1,049               0
Cumilhac
Vissac Auteyrac
43300 France

Catherine Bazzo                  5,882               5,882               0
53 Avenue du General de Gaulle
Montlucon 03100 France

Cyril Benoit                       492                 492               0
Faure
Arsac en Valey
43700 France

Suzanne Besson                     700                 700               0
94 Route Nationale
Le Mayet d'Ecole 03800
France

Bernard Boissat                    300                 300               0
11 rue de la Molle Sud
Lussat 63360 France

J Borg                           1,624               1,624               0
Toujours Patrick Brydon St.
St. Julians SNJ 10 Malta

Borrot, Julien                     944                  944              0
29 Rue de la Verriere
Puy Guillaume
632900 France

Alain Bouchet                    2,050                2,050              0
Le Pont
Arcens 07310 France

Monique Bouchet                  1,480                1,480              0
Le Pont
Arcens 07310 France

Roger Bouchet                       100                 100              0
Le Pont
Arcens 07310 France

Veronique Bouchet                   445                 445               0
Le Pont
Arcens 07310 France

Michel Boussy                    2,252               2,252               0
1 Quarter Rue Chateaubriand
Chamalieres, France 63400

Bruno Boyer                      1,140               1,140               0
8 Place Jean Jaures
Puy Guillaume
63920 France

J J Boyer                        5,000               5,000               0
Schottenfeldgasse 62/18
1079 Wein Austria

Josette Briquet                  1,270               1,270               0
30 Cours Gay Lussac
Limoges 87000
France

Luc Chabert                      3,964               3,964               0
Les Veillands
Neuilly Le Real
03340 France

Bernard Chabrier                 7,800               7,800               0
1, Chemin de la Lenarde
Charmes 03800 France

Frederic Chabrier                3,964               3,964               0
1, Chemin de la Lenarde
Charmes 03800 France

Ginette Chabrier                 5,069               5,069               0
1, Chemin de la Lenarde
Charmes 03800 France

Robert Chantelot                 2,780               2,780               0
1109 Rue Marechal Foch
Riorges, 42153
France

Serge Chapuis                    1,270               1,270               0
Langlard Mazerier
03800 France

Monique Chardon                    628                628                0
Etang de Malfocet
Arronnes
03250 France

Anthony Cheraft                  6,800              6,800                0
32 Rue Raspail
18000 Bourges France

Thierry Chometon                 6,875               6,875               0
Allevier
43390 Azerat France

Reber Colquhoun                  3,100               3,100               0
Grenzweg, Switzerland 6003

Pierre Combe                     2,703               2,703               0
34 Rue Sous Les Vignes
D'Artiers, France 63430

Jean Jacques Combemorel         14,577              14,577               0
8 Rue De L' Enfer
Chappes, France 63720

Jean Claude Combris              2,800               2,800               0
Suc De Livinhac
Yssingeaux, France 43200

Georges Crochon                  5,564               5,564               0
La Demoiselle
St Gerand le Puy
03150

Chantel Crocombette              1,220                1,220              0
31 Bix Route de Clermont
Maringues 63350 France

Alber Crocombette & Chantal      11,213              11,213              0
Crocombette
31 Bis Route de Clermont
Maringues 63350 France

Beatrice Cunningham               2,310               2,310              0
24 rue du Pressoir Rouge
Combleux 45800 France

Joseph De Clercq                 3,334               3,334               0
Dwarsdreef 1
Schilde, Belgium 2970

Guy de Froment                   2,160               2,160               0
30 rue St Dominique
75007 Paris France

Robert de Greef                  3,821               3,821               0
Charbonnoeres
Les Vieilles
53410 France

Hubert Decarre                   4,595               4,595               0
Claraford
74150 Sales France

Guillaume Decriem                1,370               1,370               0
3 rue Leonard de Vinci
18000 Bourges

Vincent Decriem                    922                 922               0
3 rue Leonard de Vinci
18000 Bourges

Joel Defretiere                  4,811               4,811               0
Lafaye
Beaune D'Allier
03390 France

Hazel Dekker                     3,334               3,334               0
Schoolstraat 2
Scilde 2970 Belgium

Monique Delaire                  3,964               3,964               0
11 rue de la Couchet
63118 Cebazat France

Thierry Delamaide                  700                 700               0
Cumilhac
Vissac Auteyrac
43300 France

Christophe Delpouget             4,167               4,167               0
10 Rue Fusille De Chateaubriant
Apt. D01
94430 Chennevieres Sur Marne,
France

Christophe Delpouget             2,260               2,260               0
10 Rue Fusille De Chateaubriant
Apt. D01
94430 Chennevieres Sur Marne,
France

Bernard Derne                    1,270               1,270               0
369 rue Henry Pourrat
63310 Beaumont France

Jean-Pierre Deschamps            1,000               1,000               0
Larmonteres
63290 Limons France

Daniel Desiage                   1,000               1,000               0
Lebourg
63310 Mons France

Philippe Desiage                   646                 646               0
2 Chemin de Charmillon
53310 Bas Ey Lezat
France

Francine Desplanques             8,735               8,735               0
Les Alles
St Francois Avignon
84000 France

Daniel Desvignes                 3,964               3,964               0
St Laurent de la Ferte
03500 Chatel de Neurve
France

Raymond Dizier                  1,100                1,100               0
10 rue Charels Spencer Chapl
1800 Bourges, France

DMI Joaillerie Paris            45,502              45,502               0
Control persons
Mr. Mahmoud Hamza
and Jean-Luc Matte
95 Rue La Boetie
Paris, France 75008

Jean Douarre &                     540                 540               0
Gisele Douarre
Les Rigodanches
53310 Mons France

Fabien Duboisset                   400                 400               0
Les Rigodanches
53310 Mons France


Fabien Duboisset &                 400                 400               0
Severine Duboisset
6 rue de Montgacon
63350 Maringues France

Jean-Pierre Dubost               9,530               9,530               0
28 route de Clermont
Maringues 53350 France

Daniel Dumas                     6,084               6,084               0
Rue Lafayette
63200 Rion France

Herve Dupanier                     120                 120               0
5, rue de Normandie
Vichy 03200 France

Charles Dupont                     746                 746               0
20 rue St Dominique
Clermont Ferrand France

Sylvain Dutoya                     700                  700              0
5 Cours Croix de Bois
18000 Bourges France

Patrick Ete                      3,964               3,964               0
22 rue Sibuet
75012 Paris France

Paul Firbal                      16,631              16,631              0
2 rue du Theatre
15100 St Flour France

Hughes Flache                     1,035               1,035              0
Lenove
69490 Saint Loup France

Aline Fournier                    2,710                2,710             0
5 rue Edmond Bourges
03000 Moulins France

Gerard Fournier &                 1,891              1,891               0
Marcelle Fournier
Lot Les Blondats #37
03000 Neuvy

Hugo Fransen                     4,950               4,950               0
De Loock 19
2970 Schilde, Belgium

Albert Gaborieau                 16,232             16,232               0
17 Terrasse de Serv
Montagne S Sevre
85290 France

Dominique Gallardeau               650                 650               0
Residence Aegyptos
16000 Angouleme France

Xavier Gasc and                  6,667               6,667               0
Domaine Du Bois Dieu
28 Chemin Du Vieux Bourg
Lissieu, France 69380

Roger Odette Gay                   300                 300               0
Les Refereaux
03200 Abrest  France

Jean Gidon                       9,147               9,147               0
1 Impasse Jean Racine
63110 Beaumont France

Jacques Giraud                     600                 600               0
17 rue Suffren
Les Barcares 66420 France

Goncalves J                      2,992               2,992               0
R. Da Fisica 64 3D
2870 Montijo, Portugal

Beatrice Goutorbe                2,360               2,360               0
158 rue Fernard Lafaye
03300 Cusset France

H Green                          1,000               1,000               0
12 Zalman Shnear
47239 Ramat Hasharon, Israel

Monique Greneron                 1,400               1,400               0
9 rue Creuse
41200 Romorantin Lanthe
France

Julien Gresillon                  2,740              2,740               0
1 Impasse De Pralong Varennes
63450 Chanonat, France

Daniel Grousson                   2,780              2,780               0
114 Rue Sibert
Saint Chamond, France

Murielle Grussenmeyer               800                800               0
26 rue Victor Basch
93420 Thiais

Philippe Grussenmeyer              1,880             1,880               0
9 rue du Chat
18510 Mnetou Salon France

Daniel Guerin                     3,560              3,560               0
1 Impasse De Pralong
63450 Varennes, France

Arlette Guichon                     839                839               0
16 Route du Puy de Dome
Les Gays
63310 St Sylvestre France

Patrick Guillin                    150                 150               0
15 rue des Portes d'Argent
Clermont Ferrand 83000 France

Eddy Guilmin                      7,000              7,000               0
Wouwersdreef 34
2900 Schoten, Belgium

Patrice Gyori                       660                660               0
La Curee rue de Bellevue
63190 Moissat France


Gsell Hans                        2,000              2,000               0
Howieslster 1 CH 8903
Birmesndorf, Switzerland

Cyril Hayotte                     1,180              1,180               0
31 Vandegond
18110 St Eloy de Gy
France

Jean-Pierre Henon                 4,048              4,048               0
150 Avenue de Vichy
03200 Abrest France

Maurice Henriot                     200                200               0
43 rue des Moulins
03340 Bessay sur Allier

Francois Huguet                     630                630               0
28 rue Pierre Forestier
03300 Cusset France

 Catherine Irles                    300                300               0
Rue de la Jonchere
63290 Limons France

Jean-Claude Irles                   400                400               0
Rue de la Jonchere
63290 Limons France

Herve Jammes                        845                845               0
1 Bis Rue Pasteur
77150 Lesigny, France

Marie Louise Janssens             5,000              5,000               0
Beatryslaan 10 Bus 1
2050 Antwerpen, Belgium

Andre Jarrousse                     960                960               0
Pierre Blanche
43120 Monistrol sur Loire
France

Dominique Jas                     3,050              3,050               0
27 Ave Simon Rousseau
59270 Fontaine s/ Saone
France

Kalgar Ltd.
Control person:
Mr. Marcus Khoon                 14,970             14,970               0
26 Alcharizi
91242 Jerusalem, Israel

KK Keller                         4,969              4,969               0
Fochenmattweg 8
8624 Gruet, Switzerland

Thierry Klepper                   3,636              3,636               0
9 Impasse des Pins
43700 St Germain Laprade
France

Marcelle Kwiatkowski              1,120              1,120               0
Villa Coutepaille Chemin Roiv
06240 Beausoleil

Georges Labrosse                  1,525              1,525               0
4 rue des Poulies
18000 Bourges France

Jean-Micheal Lacombe              1,365              1,365               0
Les Abbes
18330 Vouzeron France

Patrick Lascaux                     770                770               0
71 rue Georges Coubard
91800 Boussy St Antoine
France

Anne Marie Claude Lassalle        3,964              3,964               0
Lebourg
03120 Le Breuil

Francis Le Bas                    3,964              3,964               0
Magnoux
03360 Meauline France

Nathalie Leclerc                  2,816              2,816               0
170 Bd. Lafayette
63000 Clermont Ferrand, France

Christophe Lemaire                3,220              3,220               0
14 Ave de la Liberation
60260 Morlaye France

Anne Lethe                        2,276              2,276               0
Charbonnieres Les Vieilles
63410 Manzat  France

Dominique Marconnet               3,120              3,120               0
11 Montee Coupe Jarret
38200 Vienne, France

Christian Martin                    800                800               0
La Chaume
18600 Sancoins France

Christian Martin &               12,680             12,680               0
Annie Martin
La Chaume
18600 Sancoins France

Marie Laure Masboeuf              3,964              3,964               0
97 Avenue Thermale
03200 Vichy France

Laurent Massaloux                   943                943               0
5 Place de Pont
43750 Vals Pres Le Puy
France

Sebastien Massaloux               4,440              4,440               0
La Brousse
43700 Chaspinhac France

Frederic Massiot                  6,960              6,960               0
7 Bd Du General Leclerc
91470 Limours France

Herve Mathevet                      814                814               0
Maison de la Presse
Bell Cot 73210 La Plagne
France

Matthews Morris, Inc.
Control person:
Mr. Christophe Giovanetti       100,000            100,000               0
414 rue St Honore
75008 Paris

Jean Michel Maussang              2,817              2,817               0
10 Bd. Des Rossignols
03700 Bellerive Sur Allier, France

Nelly Meunier                     4,992              4,992               0
6 Rue Lily Jean Laval
03100 Monylucon, France

Bruce Mialhe                      2,688              2,688               0
69 rue Saint James
03800 Gannat France

Pascal Miajhe                     3,808              3,808               0
69 rue Saint James
03800 Gannat France

Simone Mialhe                     1,120              1,120               0
69 rue Saint James
03800 Gannat France

imone Mialhe &                    1,100              1,100               0
Pascal Mialhe
69 rue Saint James
03800 Gannat France

Bernard Millet                      200                200               0
Le Moulin due Retour
Mons 63310 France

Marc Missoten                     3,500              3,500               0
Se Thesisibstraat 42
2600 Berchkn, Belgium

Sahlani Mohamad                  10,828             10,828               0
Niavaranstreet Tehran, Iran

Salleh Mohamad                      789                789               0
MSM International
P.O. Box 428
Yishun Central Post Office,
Singapore 917614

Paulette Monnot                   1,006              1,006              0
41 Bd Exelmans
75016 Paris France

Barbara Montailler                  282                282              0
11 Impasse aux Cerfs
60580 Coye La Foret France

Saverio Muscio                    1,545              1,545              0
14 rue des Remparts
74150 Rumilly France

Suzanne Ollieux                   5,000              5,000              0
Buitenland 10
2880 Bornem, Belgium

Pierre Pagnon                       448                448              0
35 bis Chemin U Boudy
Charbonnieres les Bains
France

Cedric Parmentier                   640                640              0
15 rue du Pont Vieux
43000 Aiguille France

Condorcet Patrimoine             19,854             19,854              0
414 rue St Honore
75008 Paris

Serge Pelissier                   1,100              1,100              0
Bonnat
63310 Mons France

Pascal Perruche                   3,964              3,964              0
42 rue de la Resistance Langui
63 Vic le Vicomte France

Robert Pivin                      2,542              2,542              0
44 Avenue Jean Jaures
92140 Clamart France

Jacques Planeix                  12,765             12,765              0
Place Du Chaume
63114 Montpeyroux, France

Marcel Planeix                    4,506              4,506              0
1 Rue Fernand Raynaud
63000 Clermont Ferrand, France

Nicole Pontiggia                    840                840              0
Centre Hospitalier Bd. Deniere
03201 Vichy CEDEX France

Jean-Pierre Potier                1,109              1,109              0
Allee Banville Chemin de Plais
03400 Yzeure

Benoit Poupard                    8,179              8,179              0
80 Avenue Thermale
03200 Vichy France

Emmanuel Poupon                    900                 900              0
Binazat 63500 Perrier
France

Alain Pouzier                    3,964                3,964             0
Rue des Combes du Vernet
03300 Cusset France

Philippe Prieur                    976                  976             0
Le Bourg 18300 Verdigny

Claude Renaud                   11,480               11,480             0
10 rue de Chanvre
17800 Pons France

Frederique Richard               2,354                2,354             0
Le Jeune Lie
79110 Sompt France

Pascal Rinderknech               1,540                1,540             0
247 Rue Diderot
94300 Vincennes, France

Isabelle Rivat                   5,520                5,520             0
4 Rue Du Pilat
42400 St. Chamond, France

Jean Paul Rivat                  2,800                2,800             0
Route De Fouay
424000 Saint Chamond, France

Joseph Robert                   12,649               12,649             0
2 Rue De La Fontbonnette
03800 Jenzat, France

Bernard Roche                    1,660                1,660             0
7 rue des Ouches
Desertine 03630 France

Francois Roche                   2,250                2,250             0
7 Rue Des Ouches
03630 Desertines, France

Marie Claude Rollet              1,720                1,720             0
16 Rte du Puy de Dome
Les Gays 63310 St Sylvestre
France

Pierre Rollet                    1,690                1,690             0
Toucan # 3
63290 Ris France

Christian Roure                 10,959               10,959             0
Marcieux 42740
St. Pail En Sarez, France

Claudine Roux                    3,964                3,964             0
1 Avenue de la paix
63830 Dutrio France

Jean-Pierre Roux                 2,046                2,046             0
1 Ave de la Paix
63830 Durtol France

Guy Roy                          2,120                2,120             0
143 Bis Ave de Wagram
75017 Paris France

Jean-Pierre Sabatier             3,832                3,832             0
12 Av de Nozan Plage
17640 Vaux sur Mer France

Marc Salomon                    10,138               10,138             0
1Alle Du Rond Point
42100 Saint Etienne, France

Manuel Sandoval                  5,480                5,480             0
152 Chemin Du Brochez
69250 Montanay, France

Rene Sargent                     2,856                2,856             0
2 Rue Du 19 Mars
1962-42270 St. Priest En Jarez,
France

Pierre Seguin                      500                  500             0
1 Allee du Moulin a Vent
Pont du Chateau 63430 France

Jean Pierre Sergeres             2,080                2,080             0
32 rue du Fraconin
Pont du Chateau 63430 France

Marc Sergere                     1,663                1,663             0
Les Saignes
63310 Mons France

Yves Sergere                       730                  730             0
Les Saignes
63310 Mons France

Damien Seychal                     656                  656             0
11 rue Alphonse Daudet
84230 Chateauneuf du Pape
France

Jean-Luc Seychal                   800                  800             0
11 rue Alphonse Daudet
84230 Chateauneuf du Pape
France

Jean Sigaud                     10,200               10,200             0
Les Saignes
Mons 83310 France

Pierre Sigaud                      200                  200             0
11 rue Alphonse Daudet
84230 Chateauneuf du Pape France

Prosper ou Josette Sigaud        3,300                3,300             0
Le Pied de la Roue
43200 Yssingeaux France

Pierre Sigaud &                    642                  642             0
Nathalie Sigaud
11 rue Alphonse Daudet

Jacqui Simon                     2,816                2,816             0
47 Bd. Normandie Niemen
42100 St. Etienne, France

Jean Charles Solfrini            3,680                3,680             0
4 rue Cecile Cogt Mugnier
74000 Annecy France

Alain Soreau                     1,270                1,270             0
64 Avenue de la Monne
63960 Veyre  France

Colette Soumaire                   900                  900             0
12 rue du Presbytere
03460 Villeneuve sur Allier
France

Roger Sozedde                    3,964                3,964             0
Les Fromentieres
63300 Escoutroux France

Beatrice Tatoni                    909                  909             0
Las Bastide d'Andre
Val de Riou 1570
Rocqueval
13368 France

Ong Kian Theng                   5,000                5,000             0
N 17 Jalan Sahabat
548631 Singapore

Nicole Theolaire                 1,300                1,300             0
2 rue Camille Arnaud
07300 Tournon sur Rhone
France

Joel Theolaire &                19,111               19,111             0
Nicole Theolaire
2 rue Camille Arnaud
07300 Tournon sur Rhone
France

Laurent Thivat                   2,233                2,233             0
4 rue de L'Eglise
63310 Villeneuve Cerfs France

Christian Tichet                 2,280                2,280             0
15 Chemin du Long Reagle
91620 Nozay France

Eloi Tichit                      4,507                4,507             0
48700 St. Denis, France

Gerard Titre                     1,200                1,200             0
15 rue des Combes
03270 Mariol France

Jean Pierre Tixier               2,512                2,512             0
19 Route De Limoges La Bataque
63870 Orcines, France

Adolph Tony                      5,826                5,826             0
Heimstaettenstrasse 11
80805 Munich, Germany

Joseph Trebuchon                11,037               11,037             0
27 Rue Pelissier
63100 Clermont Ferrand, France

Raymond Trebuchon               22,536               22,536             0
48700 Saint Denis, France

K Tsatsaronis                    2,080                2,080             0
St. Alban Vorstad
CH 4052
Basel, Switzerland

Georges Vachon                   2,740                2,740             0
50 Avenue Julien
63000 Clermont Ferrand, France

Valcourt, Giles                  4,064                4,064             0
31 Route de Bordeau
63870 Orcines, France

Alain Vallanchon                   585                  585             0
7 rue du Dr. Eugene Philipe
63290 Puy Guillaume France

Jean-Luc Vallanchon                765                  765             0
5 Allee du Cedre
92320 Chatillon France

Cedric Vallaude                    524                  524             0
Bonnat 63310 Mons France

Roger Van De Maele               5,000                5,000             0
Kwaebrug 21
8510 Bellegem, Belgium

Bernard Vaussenat                  500                  500             0
2 rue Camille Arnaud
07300 Tournon sur Rhone France

Thiery Veniat                      375                  375             0
Le Grand Champ
03460 Bagneux France

Yannick Veniat                   2,366                2,366             0
Le Grand Champ
03460 Bagneux France

Yves Veniat                        600                  600             0
Le Grand Champ
03460 Bagneux France

Yves Veniat &                    1,370                1,370             0
Le Grand Champ
03460 Bagneux France

Robby Vermeesch                  6,667                6,667             0
De Spildoren 17
2970 Schilde, Belgium

Frederic Virrion                 1,000                1,000             0
9 rue de Montijuzet
63100 Clermont-Ferrand France

Eric Warin                       1,667                1,667             0
4 rue des Vignes
Aigueperse France

Brigitte Weis                    2,260                2,260             0
12 Rue Des Bruyeres
42580 La Tour En Jarez, France

Patrick Wirtz                    2,780                2,780             0
Grandeyrolles
Champeix 63320 France

Alain Zorian                    10,959               10,959             0
Cours Fauriel
St Etienne France

TOTAL:                         871,458 shares


(1) Each of these selling shareholders, with the exception of Matthews Morris, Inc. owns less than five percent (5%) of our outstanding common stock. Mr. Asselineau, who owns 49.62% of the issued and outstanding shares will not participate as a selling shareholder in this offering.

                              PLAN OF DISTRIBUTION

The selling shareholders may effect the distribution of up to 871,458 shares in one or more transactions that may take place through block trades or ordinary broker's transactions, or through privately negotiated transactions, an underwritten offering, or a combination of any such methods of sale. These shares may be sold at any time after the registration statement filed with the Securities and Exchange Commission is effective. The selling shareholders are offering a percentage of shares equal to 40.78% of the current issued and outstanding common stock. Until such time as a market is created, the selling shareholders will sell their shares at a price of five dollars ($5.00) per share. However, once a market is created, if at all, selling shareholders will base their sales upon prevailing market prices or privately negotiated prices.

The Company will not benefit from the sales of such shares.

The selling shareholders may use one or more of the following methods when selling shares:

- Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- Block trades in which the broker-dealer will attempt to sell as agent but may position and resell a portion of the block as a principal to facilitate the transaction;
- Purchase by a broker-dealer as principal and resale by the broker-dealer for its account;
- An exchange distribution in accordance with the rules of the applicable exchange;
-    Privately negotiated transactions;
- A combination of any such methods of sales; and/or - Any other method permitted pursuant to applicable law.

If for any reason a selling shareholder is not able to sell his or her shares under this prospectus, then such selling shareholder also may sell his or her shares under Rule 144 of the Act, rather than under this prospectus. Rule 144 provides for the sale by each person of one percent (1%) of the Company's issued and outstanding stock each quarter after a period of one (1) year has elapsed from the date of acquisition of such shares either from the Issuer or from an affiliate of the Issuer. The seller must comply with certain requirements such as the filing of Form 144 with the SEC, sale only in a broker's transaction and the Issuer must have current public information available at the time of the sale. After a period of two (2) years has elapsed since the date of acquisition of the shares from the Issuer or an affiliate of the Issuer, nonaffiliates may apply to have the Rule 144 legend removed from their shares, thus freeing the shares from the restrictions of the rule, under Rule 144(k).

Selling shareholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection such sales.

The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of their Smart Technology common stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The selling shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Act, and any profit from the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Act.

In order to comply with the securities laws of certain states, if applicable, the securities may be sold only through registered or licensed brokers or dealer. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in such state or any exemption from such registration or qualification requirement is available and the sale is made in compliance with these requirements.


                             APPLICATION OF PROCEEDS

The Company will not receive any money from the sales of shares by the selling shareholders.


                                    DILUTION

Since the Company will not offer shares to the public as a part of this prospectus, no dilution will take place.


                                   THE COMPANY

Introduction

Smart Technology was organized under the laws of Florida on May 14, 2001. We are a new company founded by Marc Asselineau, our president and Jamie Safier our former secretary. Mr. Asselineau serves as director for our company. Our Web site is functional. Since our subsidiary Irisio is the distributor of our products on behalf of Smart Technology, our Web site is kept to a minimum. Its purpose is simply to establish marketing support and a simple way for potential clients to have access to a brief presentation of Smart and a link to the Irisio Web site for product information, pricing and conditions. As we add more distributors, a link will also be established with them by territory. In addition to the presentation of our company and the description of our products, our website will provide general information and information about the Navstar Global Positioning System ("GPS"), including its history and an explanation of the technology. The website of the operating company that we have acquired is already in existence (www.irisio.com). Our subsidiary and its General Manager have ample contacts in France in the field of distribution of security devices, but our distribution network is not yet established. We hope to have a complete distribution network, which we are targeting with 30 distributors in France for both lines of HiPer and HiTrack by June 2004. At present, our company offices are located at: 222 Lakeview Avenue, PMB 433, West Palm Beach, Florida 33401. Our telephone number is (561) 835-4277. The offices of our French division is located in 1,000 square feet offices at 414 rue Saint Honore , Paris, France, Telephone 011 33 1 44 86 0041.

Since incorporating our company in May 2001, we have conducted initial research into distribution opportunities available to manufacturers' representatives in general and to startup entities with a focus on distribution of GPS tracking devices. GPS is a constellation of orbiting satellites that provides navigation data to military and civilian users all over the world. The system is operated and controlled by members of the 50th Space Wing, located at Schriever AFB, Colo. With the proper equipment, users can receive these signals to calculate time, location and velocity. Receivers have been developed for use in aircraft, ships and land vehicles, as well as for hand carrying. The GPS constellation is designed and operated as a 24-satellite system. GPS tracking technology allows the monitoring of something as it moves from one location to another. The theory is simple: an accessory houses a GPS transceiver that (a) receives location information from the GPS satellites orbiting the earth, and (b) transmits it, via radio or cellular technology, to a receiving station either at home or a remote monitoring station. Therefore, in order to have full tracking capabilities, any device must combine GPS technology and wireless technology. We purchase exclusively our hardware products HiPer and HiTrack from one supplier, the German company GAP AG. Since we outsource our products from a hardware manufacturer, which are already connected to the 50th. Space Wing for their connectivity to the satellite system in order to perform the tracking function, we do not have direct links to the 50th. Space Wing.

Our research entailed the extensive study of specific GPS manufacturers and accessory device manufacturers and their present distribution methods and outlets (if existing). The results of our research have given us an understanding of the expansiveness of these manufacturers. Other research has included the study of Internet and larger scale distribution networks and also marketing medium. Our study involved an analysis of existing distribution of GPS products and related devices. Our research has been our primary focus in addition to our organizational activities and the purchase of our operating company and the signature of an exclusive distributorship agreement with a leading manufacturer of GPS tracking devices. These research efforts and organizational efforts have to date consumed all of our total company efforts. Our research included the identification and analysis of all potential competition, the selection of the most prominent for further analysis, on-site visits in Europe and the US. We also contacted large potential clients in the area of security and tracking, such as large trucking companies, security companies to study their product and purchasing preferences, their software needs. This research allowed us to determine which of all manufacturers sampled was in our opinion provided the best products and was better equipped against international competition. It also allowed us to design the software the most appropriate to our customer's needs.

As a result of our new agreements, we designed our initial support system around that manufacturer's GPS and cellular telephone technology with specific software connected to an Application Service Provider (ASP) server and an automatic telephone connection.




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


Although Mr. Asselineau, Mr. Bouverot and Mr. Gal do not currently have specific experience marketing GPS tracking devices, they have been actively involved with high tech companies. Their specific knowledge of new technologies leads us to feel confident in their ability to leverage their network of contacts into business opportunities that can be advantageous for our development. Nonetheless, we will be, at least initially, dependent upon them and their skills and experience to assist us in the development of our marketing distribution outlets that is intended to capture individual customers and also wholesalers. In addition, we will engage, as necessary qualified consultants for an amount of $40,000 per year to advise us on the development of a marketing strategy for our GPS tracking devices and an engineer for improvement of our initial systems and design implementation for our future products.

We will endeavor to provide, through a global distribution network and direct sales to large corporation and public services, a unique alternative to GPS tracking purchasers that is primarily geared to the safety of lone workers and the monitoring of vehicles. While we do not own a large distribution network, we intend to place our products on the market through distributors that have the distribution networks targeted by us and we will also use our web site as a link to these distributors. We are also targeting large corporate accounts and public services that have a need for the services and products that we offer. More specifically, we are marketing to small companies that routinely employ lone workers in isolated surroundings, larger and multinational companies with activities that involve extensive dispatching of personnel in isolated surroundings, security and protection companies, some public services, such as police, road maintenance etc. We are also marketing distributors that cater to protection of lone workers and vehicles for the small to mid-sized companies. However, our efforts to develop direct sales and a network of distributors have only been initiated recently and are still in the development stage. Since inception, our directors have focused upon organizational activities, fund-raising, market research activities, creation of our website, preparation of our patent application and identification and purchase of our operating company and an exclusive agreement with GAP, AG, a manufacturer of GPS tracking devices.

Our Products

We utilize as building blocks of our product line a combination of two familiar technologies: GPS and cellular telephone to which is added software to a programmable chip that also provides the ability to trigger an alarm in the event of anomalies with the parameters programmed by the user. The software allows the customer to tailor the use of the tracking device to their own specific needs. This results in a versatile GPS that expands upon the current tracking only use in the marketplace. The software that governs the management of HiPer and HiTrack has been developed by GAP. The software interface between that software and the Irisio server, as well as the client interface between the Irisio server and the clients have been developed by Smart Technology. Our entire product line is expected to utilize the same basic technology; the only differences are in the packaging and in the versatility and service permutations in the software package. Also, the price points do vary product by product.




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


All products include GPS and telephone modules, software for the programmable chip, a charger and batteries. Additionally, products are equipped with a powerful built-in antenna for the stand-alone units for maximum detection. For units installed inside a vehicle, the antenna is separate and hidden

A customer will be able to receive an alarm message and/or track the precise location of the lone worker, the vehicle, the elderly or the child over the Internet, and/or on a hand-held device, and/or on a mobile phone with a text message (Short Messaging Service (SMS) Technology in Europe), a phone line and/or through the services of an alarm company.

The system will be accessible and protected by an access number and a password.

We are currently marketing the following products:

Two main products are involved, to which is added an application software. The products include a number of accessories, such as a spare battery, a pouch, a charger and other accessories.





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


Product Description

GAP supplies to our company two products, the HiPer and the HiTrack. The two products utilize the same combination of two technologies, the GPS and GSM technologies a well as a memory card able to store information. These two products target different markets: the HiPer is geared towards people use and the user has to carry the device as they would a portable phone with a rechargeable battery. The HiTrack is destined to the protection and the management of vehicles and as such it is installed permanently in the vehicle and connected to its battery. We sell the HiPer and the HiTrack for Euro 1150 each ($1,437), end user price and for Euro 850 ($1,062), distributor price (the prices in US Dollars are based on an exchange rate of 1 Euro for 1.25 US Dollars).

o The HiPer

The HiPer is a self-contained unit of small dimension, the approximate size of a traditional cellular phone. Its dimensions in mm are 128.5*46*29.6; its volume is 150 cm3 and its weight less than 145g.

A charge on the battery lasts 30 hours on average and the charging time is 2.5 hours.

The HiPer displays two buttons to access two separate two-way pre-programmed telephone lines. The first line is a traditional GSM (Global System for Mobile Communication) line, while the second (connected to the red button) is the alert or panic line, which simultaneously sends an alert message to the pre-programmed number and establishes the location of the HiPer over the Internet and with a SMS (Short Messaging Service) text message to the user.

The HiPer has a built-in logic that can be remotely programmed from a computer equipped with DSL that establishes a GSM connection with the HiPer from any distance or remote location. Once the programming of all the parameters is complete, the user sends all information at once and the computer returns a confirmation of satisfactory completion message.

Once the HiPer is programmed, the HiPer enables all functions; however, the user always has the ability to change the parameters inside the HiPer chip from the computer in order to react to changing circumstances and needs.

Tracking of the HiPer by GPS is performed continuously every 30 seconds approximately.

Main Programming Features

Among the main programming options the user initially:

o    Programs his/her password.
o Then programs the two telephone numbers, the alarm or panic number and the regular GSM number.
o Then programs his/her subscription registration number in order to receive and send SMS messages.




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


The HiPer has the ability to memorize the last 500 positions and establish the frequency of point tracking. This means that if for instance, the user programs the chip to point-track every minute, the itinerary of the HiPer can be known for the last 500 locations over the last 500 minutes.

The user has the option to program up to 10 zones. Each zone has a minimum (but no maximum) area of 300 by 300 meters. The zones can either be defined as no-entry or no-exit zone. A zone is an area that the user can program for specific uses as described below. GAP has determined that the smallest programmable area in practical terms covers an area of 300 by 300 meters. This means that if the user tries to program a zone, which is smaller than an area of 300 by 300 meters, the software does not register. On the other hand, there is no maximum limit to the size of the area that can be programmed. A no-go zone is programmed as described above with the additional instruction of no entry. If the user of HiPer or HiTrack programmed with these parameters enters the no-go zone, the HiPer or the HiTrack will send an alarm to the server with tracking information. A no-exit zone works in the same fashion with the only difference that an alarm is sent if the user goes outside of the programmed zone.

The user can also contiguously connect up to 10 zones of any length, as long as the minimum width of each is no less than 300 meters, and thereby establish an itinerary or a route that the HiPer should follow.

In each case, any deviation from the programmed parameters triggers an alarm communicated to the user via the GSM line. Additionally, the location of the HiPer at the time the alarm is set-off appears on an Internet map and is also communicated by SMS text message on the telephone display of the user.

Several options allow the surveillance of other parameters. For instance, a small sensor of vertical drop can be plugged into one of the HiPer's ports. If for instance, a lone worker falls down, a GSM communication is automatically sent to the user.

o The HiTrack

The HiTrack is a self-contained unit of small dimension, the approximate size of a traditional cellular phone. Its dimensions in mm are 95*55*35; its volume is 190 cm3 and its weight less than 200g.

The HiTrack displays two buttons to access two two-way pre-programmed telephone lines. The first line is a traditional GSM line, while the second (connected to the red button) is the alert or panic line, which simultaneously sends an alert message to the pre- programmed number and establishes the location of the HiPer.

As an option, HiTrack offers a "hands-free" kit that allows for easier telephone conversation while driving.

The HiTrack has a built-in logic that can be remotely programmed from a computer equipped with DSL that establishes a GSM connection with the HiTrack from any distance or remote location. Once the programming of all the parameters is complete, the user sends all information at once and the computer returns a confirmation of satisfactory completion message.

Once the HiTrack is programmed, the HiTrack enables all functions; however, the user always has the ability to change the parameters inside the HiTrack chip from the computer in order to react to changing circumstances and needs.

Tracking by GPS of the vehicle equipped with HiTrack is performed continuously every 30 seconds approximately.

Main Programming Features

Among the main programming options the user initially:

o    Programs his/her password
o Then programs the two telephone numbers, the alarm or panic number and the regular GSM number
o Then programs his/her subscription registration number in order to receive and send SMS text messages.

The HiTrack has the ability to memorize the last 1,000 positions and can also establish the frequency of point tracking. This means that if for instance, the user programs the chip to point-track every minute, the itinerary of the HiTrack can be known for the last 1,000 locations over the last 1,000 minutes.

The user has the option to program up to 10 zones. Each zone has a minimum (but no maximum) area of 300 by 300 meters. The zones can either be defined as a no-entry or a no-exit zone.

The user can also program up to 10 routes or itineraries. Each route can be drawn on an Internet map with up to 150 contiguous sections. The vehicle is then tracked along the programmed routes and any deviation from plan is automatically communicated to the user via the GSM telephone connection.

Several options allow the surveillance of other parameters. For instance, a small sensor of vertical drop can be plugged into one of the HiTrack ports. If for instance, a lone worker falls down, a GSM communication is automatically sent to the user.

The Irisio Server

Management of the system is performed by a central server, the HiLocate Server and by a client interface module, the HiLocate Client.

The HiLocate Server

The HiLocate Server is the central repository of all data and the software intelligence that synchronizes and manages the main functions and technologies involved in the HiPer and the HiTrack. It has the ability to manage and incorporate all types of mapping databases and it interfaces with external modules in standard Internet Protocol. The company owns the HiLocate server.




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


The Client Module

This is the system that allows customers to manage communications with the HiPer's and HiTrack's and as such is the client interface for units programming, client-specific data management, client-specific alarm management and geographic tracking.

In order to perform its client interface, the module communicates with the central HiLocate Server via standard Internet Protocol.

Product Introductions for 2004 and beyond. We will pursue a policy of new product introductions opportunistically. New products will track demand and need from the marketplace, which in turn will be driven by advances in technology. It is not possible or realistic at this stage to predict what these changes will be, but we are committed to expend considerable time and resources in order to stay competitive.

Marketing Strategy and Markets

GPS technology currently is utilized as a passive method of tracking. Smart Technology seeks to bring a pro-active aspect to that process.

We do not assume all that our products can do for the customer, since it is the customer who instead determines what his/her specific needs are. Rather, we bring to fore a novel "intelligent", i.e. programmable, GPS.

We believe that the market for our system is vast, as it responds to basic security and protection concerns that apply to a large spectrum of needs. The initial price points will limit the appeal to the mass markets; however, over time the cost of the technologies involved in our process are expected to reduce drastically, thereby expanding the potential market base.

We have determined the markets of choice and the price points in relations to these markets. Over time, our target markets will be modified and expanded with the advances in technology and cost reductions.

Contrary to current market practice, Smart Technology does not sell the products or the services of an alarm company but rather sells product built specific to the needs of each customer. We believe this approach is one of the keys to our success.

We are focusing our attention to the market segments, which are immediately applicable to our technology and its price points. The geographic markets initially targeted are: France, and several countries in the Middle East.




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



In our initial stages, we have focused on the ability of management to utilize their wherewithal and connections in their home region for marketing and promotion.

The HiPer and HiTrack products primarily cater to the professional markets. Mass markets are also considered, but at a secondary level. The professional markets are divided in two major segments: The market for lone workers is addressed with HiPer and the market for vehicles with HiTrack.

o HiPer

HiPer covers the safety of isolated persons; the thrust of our target market represents the lone worker, however a secondary target market represents the elderly and children.

a/ The Lone Worker

French law # 91/1414 of December 31, 1991 has modified Workmen's and Public Safety regulations with the goal of prevention of professional hazards. Similar concerns are also present in the rest of the European continent. The lone worker is not specifically identified in the law; however the generality of the law applies directly to that category of workers.

By definition, a lone worker works alone and as such is often in a difficult or dangerous position that cannot be detected by anyone. Employers are generally aware that their employees and workers should not be exposed to potential undetected danger without taking the necessary precautionary measures. The most problematic jobs include:

o    Workers working above ground
o Workers in close quarters such as silos, tanks, tunnels etc. o Electrical workers
o    Workers  handling   hazardous   materials  o  Workers  handling   dangerous
     instruments, such as firearms, chain saws, etc.
o    Workers handling equipment under high pressure
o Workers confronted with public safety in potentially dangerous surroundings etc.

One of the methods to prevent isolation is to double-up the team. That method is not always possible and always involves substantial extra costs.

As  an  alternative,   Smart  Technology   offers  a  service  that  tracks  and
communicates the positions in the same device. In addition, a detector of vertical drop completes the safety offering.

The market for the lone worker is very large. It touches a very sensitive area of personal safety. Given the financial, legal and emotional consequences involved, employers are increasingly willing to undertake the appropriate measures to ensure the safety of their workers. HiPer is one the most valuable methods to achieve that goal.




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


The buyers include:

o    Small companies that routinely employ lone workers in isolated surroundings
o Larger and multinational companies with activities that involve extensive dispatching of personnel in isolated surroundings
o    Security and protection companies
o    Some public services, such as police, road maintenance etc.

The market for the lone worker is extremely diversified, without aggregate statistics; however it potentially covers the million of individuals that work alone. Among the main pockets of demands, some of the most significant are:

o All companies that perform services outdoors, such as utilities, plumbing, electric, building, cement, sand, mining, etc.
o    All  companies  that  perform  potentially   hazardous  work  within  their
     premises.
o Surveillance and security companies often employ lone personnel that also work at night.
o Public services, such as police, road maintenance also involves large numbers of lone workers.

b/ The elderly and the handicapped

The potential market for the elderly and the handicapped is large and is part of our business development plans. In France alone, which is one of our primary geographic markets represents 12 million individuals. Senior citizens, who often live alone, or who are occasionally isolated, are often prone to accidents or sudden diseases, which need to be remotely monitored.

c/ Children

Although our product in its current version is not ideally suited for the children's market, it still can be utilized by strapping the HiPer to a belt or a bicycle, or placed inside a schoolbag. The main limitations to vast acceptance of the HiPer for the children's market are the size and battery life. These two aspects, which are of little importance for the professional markets, represent a potential non- compliance issue on the part of children.

However our strategy is to stake a claim on this potentially huge market, which will be fully tapped with the upcoming improvements in technology. We will therefore market the HiPer to children in order to:

o    Book sales
o Already have a presence on that market when in approximately 2 years technological advances will address the requirements of that market more accurately.

Despite its current limitations regarding the specific market for children, the HiPer addresses the main security concerns for the protection of children. In fact, the HiPer can program one or several routes, for example it can determine the chosen path between home and school, as well as protected perimeters from where the child cannot exit without an alarm and tracking being triggered.

Due to its versatility of applications and to the fact that the unit can be reprogrammed by the user at any time, the HiPer can alternatively be utilized for animals, bags and luggage, cars, etc., in other words can be attached or utilized by all persons or objects that need to be tracked and located.

o HiTrack

The HiTrack is a product applicable:

o    to private vehicles
o    to professional vehicles, either individually or as part of a fleet
o    to motorcycles

a/ Private Vehicles

Our primary effort targets the vehicles that are the most prone to theft or carjacking. That segment of the total market principally include high-end cars and other popular models among thieves.

The existing methods of alarm and theft detection have shown their limitations and, despite technological progress, the number of stolen vehicles has not noticeably diminished.

Several companies have initiated GPS location of a vehicle when stolen; however all of these new systems have a major limitation since the user has to be aware that the vehicle is stolen in order to locate it, which most often is an event that lags considerably the time frame necessary to react effectively.

In response to this major limitation, Smart Technology offers a product and service that informs the user immediately when the vehicle is stolen, in addition to location and tracking. The small unit dimensions are perfectly suited for a vehicle, as it can easily be hidden. Additionally, a back-up battery prevents interruptions in service if the main car battery is disconnected.

b/ Professional vehicles

The professional vehicles market, either individually or in fleet, addresses issues that go beyond the risk of theft. In addition to theft detection, the HiTrack also follows the whereabouts of the vehicle, detects anomalies, can determine the speed of the vehicle, etc. Our system also allows fleet management when applicable.

In and our remote controls allow the connection of sensors to different parts of the vehicle; for instance,

o    Alarm with tracking when the rear doors of a truck are opened,
o Alarm with tracking when the temperature inside a refrigerated cargo area increases, etc.

c/ Motorcycles

Motorcycles are the main target for thieves for the prevention of which very few systems exist. The small unit dimensions of our product are perfectly suited for a motorcycle, as it can easily be hidden. When the motorcycle is displaced unexpectedly, HiTrack sends an alarm to the user, as well as tracking and location; moreover, in case of accident, an alarm and location in SMS are also sent to a user of to a service center on pre-programmed telephone number.

Our geographic market for the HiPer and the HiTrack

Smart Technology has primarily focused its activities in 2003 on the French market and will continue to do so in 2004. The French subsidiary of our company Irisio distributes our products in that market with several objectives:

o Validate the economic model and the new software developments (Application Service Provider (ASP) server, voice server, etc.)
o    Realize sales to reach rapidly breakeven
o    Create a national distribution network
o    Develop large accounts and public-sector accounts

These objectives are reasonable since the products are currently being sold on the market and since the results of our initial market intelligence point to active interest on the part of potential clients.

Beyond commercial developments on the French market, Smart Technology will also penetrate the following markets: Saudi Arabia, Kuwait, UAE, Qatar, Bahrain, Yemen, Syria and Lebanon.

Regarding these countries, our strategy is summarized in 4 steps:

o Chose one or two local distributors per territory and sign exclusive distribution contracts for the HiTrack and the HiPer that will contain the purchase of minimum quantities upon signature,
o Deliver country-specific software in the local language. This software will be developed by a third party company. We have not yet identified a company to develop the software.
o Technical training in France or in the territory performed by our technicians and engineers,
o Commitment on the part of the exclusive distributor of minimum quarterly quantities.

Additionally, we will levy royalties on the service contracts between the distributors and their clients as well as provide systems maintenance and upgrade. In our agreements with the distributors, we are planning to levy a 40% royalty on the gross amount of service fees collected from the distributors' clients. This would translate into revenues of between $8 and $10 per client and per months.




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



Our commercial objective in 2005, is to reach total unit sales in these countries of 2,000 units. Marketing and promotion for our four initial products will be geared to the professional markets, and to a smaller extent to selected mass markets. At the current time we are in the process of implementing the following development plan:

We are resorting to distributorship arrangements for the middle market and to direct marketing to large professional accounts. Our distributors will be established companies with existing marketing and distribution structures in the tracking and security business, and their distributor margin will cover their marketing expenses. For the large house accounts, the potential market, while very large is concentrated in few companies or public services for which marketing and promotional expenses will be limited in terms of financial and human resources. The mere fact that our primary target market is the professional market entails that our marketing and promotion efforts will not involve the vast expenses of a mass marketing endeavor. Our primary market is highly targeted to few national or large regional distributors or large house accounts, thereby requiring fewer personnel and expenses that a mass-market effort would entail.

Our services utilize heavily cellular telephony. In the professional market, the users will utilize their own telephone lines and subscriptions, or will lease new lines for the purpose of operating the HiTrack or the HiPer. The only telephone connection that we need to have is a master line to receive and send SMS messages in and out of our central server. This fact eliminates the requirement to subscribe telephone lines for each customer, as was the case for the mass market. Since our penetration of the mass markets will be initially substantially less than previously, we will purchase telephone lines from the major carriers as needed, without the necessity to resort to a master agreement.

Our website, and the website of our new operating subsidiary, Irisio, now contains introductory material and information on our products and will be updated to address several goals that will be applicable to all of our product lines:

     -    Live demo,
     -    GPS, GSM, SMS Technology synopsis,
     -    List of distributors and search by zip codes,
     -    Customer Service,
     -    Investor relations,
     -    Distributor relations.

Timeline of Company Efforts

Since our inception, we have achieved important steps, including (1) We have an agreement with GAP AG, a German company located near Munich, and listed on the Frankfurt Stock Exchange, who is a provider of Global Positioning System (GPS) tracking and communication technology. We chose to partner with GAP since we believe that their products have a clear advantage over all the competition. Their products have been on the market for several months in Europe. The choice of GAP also considerably reduces our capital requirements because GAP products are already on the market with their existing software support platform, which alleviates the requirement to build our own at considerable expense. As




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


exclusive distributor of GAP products, we have the right to utilize their software support platform. Our only out-of-pocket expenses are the server and the translation from German and English into French of the software interface. The choice of GAP products also implied a new direction in our primary market focus. Since their products are ideally suited for the professional markets, we decided to focus primarily on that market and to place the mass markets in a secondary position. The mass markets are still part in our strategy; however the professional markets represent even a larger potential in Europe and the Middle East than the mass-markets in the present stage of the technology and as a consequence, they have become the primary focus of our business strategy. The professional markets do not entail vast advertising and promotion expenses, thereby further reducing our capital requirements; (2) We implemented our strategic direction by signing an exclusive distribution contract with GAP, and
(3) by purchasing their French distributor, Irisio SARL.

Irisio is a French company established in 2001 by its sole owner, Mr. Frederic Massiot. That company, which is profitable, is specialized in the distribution of technology products linked to personal and vehicle safety, and as such was distributing the GAP products. By purchasing Irisio, we gain access to an existing structure for distribution in France and the Middle East. The role of Irisio as a Smart Technology subsidiary is to market location and communication products manufactured by GAP in the French market and also in the Middle East under the contractual Value Added Reseller agreement signed between GAP and Smart Technology; (4) the signature of the VAR contract between GAP and Smart Technology was effected on February 5, 2003, by which GAP and Smart Technology have entered into a Value Added Reseller agreement (VAR). This contract pertains to the distribution of the GAP products in France, Saudi Arabia, Kuwait, Syria, Lebanon, UAE, Qatar, Bahrain and Yemen. The contract is an exclusive renewable distribution contract under the condition that certain quotas be reached for each of the countries under the agreement. The contract will be extended on the basis of good faith negotiations between the parties.

In order to finance the initial steps of development for our company outlined above, as well as to provide capital to continue to expand operations, we have privately raised in excess of $285,000 in 2003. Next, we begun to generate revenues. We believe to have raised beyond our minimum requirements in the private market and that we have the necessary funds to continue doing business for the next 12 months from the date of this prospectus. Working Capital is used primarily to finance the timing mismatch between expenses of cost of goods sold and payment by customers. The timing mismatch varies from 45 days for domestic sales to as much as 75 days for overseas sales. As a young company, our suppliers require from us cash on delivery for supplies and services. Our customers in turn, for the most part, are large companies which require payment terms from us of thirty (30) to sixty (60) days. When we add the payment terms to the time allowed for delivery from the suppliers to us and from us to our clients, to the time necessary to process our supplies for final sales, the aggregate timing mismatch between payment and receipt is 45 to 75 days depending on destination.

We believe that we have the necessary resources to continue our expansion plan, reach operational breakeven and expand our operations profitably for the foreseeable future. The three major factors that have helped us determine that, in our opinion, we no longer need additional financing are (1) that we have generated revenues in excess of $170,000, (2) that we are negotiating a large contract with very large clients and distributors, such as ONET (one of the largest French security companies) and TDF (a subsidiary of France Telecom that tracks cars and lone workers) among others. The revenues that we have booked to-date are with the following companies:


Mobiloc        4, Avenue Ampere-Z.A. du Pas du Lac-78897
               Saint Quentin en Yvelines-France

TELEM          ZAC Saumaty Seon-Avenue Andre Roussin
               13016 Marseilles-France

Securitas Systemes
               19, Boulevard du Midi-76038 Rouen-France

Securifrance Technologie
               179 rue d'Anjou-44614 Saint Nazaire-France
               Parc Saint Christophe-Pole Magellan 95862 Cergy Pontoise-France


ATAC           94 rue Albert Calmette 78350 Jouy en Josas-France

Hermes Sellier
               12-12 rue Augier 93694 Pantin-France

SITA Sud       Lieu Dit Saint Benazeth 11400 Castel Naudary-France

REXAM SPS      5 rue de Montigny 77527 Coulommiers-France

Telephonie Francaise du Centre
               80 rue du Bois Giraud 45077 Orleans-France

We do not have any contracts with the companies outlined in the chart above. These companies have previously ordered products and/or services from the Company on an invoice basis. There has been no commitment by any company referenced above to order any future products/services from the Company and therefore no documentation regarding any such future transaction.

We are currently in the process of refining our market research and establishing preliminary letters of agreement with various companies for distribution, although we have executed no such letters of agreement. We believe the experience of our officers, primarily Mr. Asselineau's legal training, will assist us in establishing these preliminary letters of agreement.

In order to become fully operational and profitable, we also are in the process to (1) continue to pay fees and costs for patent, copyright and trademark registration; (2) continue our research & development; (3) pay for advertising & promotion and marketing; (4) pay printing and engraving expenses; (5) pay salaries and fees for qualified consultants; (6) assume rent and general and administrative expenses; (7) provide for working capital needs; (8) seek to employ additional personnel. We view the addition of clerical staff, a Sales Manager, a Technology Manager and Sales Representatives as the next required stage. Currently and until the 12th month following the date of this prospectus, our Board of Directors will authorize all hiring of personnel and consultants and decide on all salaries and retainers. Its decisions will be strongly influenced by optimum staff requirements and by the financial condition of our Company, salaries, which may be below market conditions initially and until our Company reaches breakeven, will not be higher than industry averages. Our research should indicate which average salaries correspond to the skill level and the experience that we are looking for in a particular position; and (9) pay all our current officers a competitive salary as soon as breakeven is reached. We strongly believe that Mr. Asselineau, Mr. Bouverot and Mr. Gal's initial skills will enable us to successfully launch our business model; however, we believe that it will take a seasoned Sales Manager to enable us to grow beyond the start-up stage and into a successful and profitable business entity.

It will be our Chief Financial Officer's responsibility to monitor the order flow from our sales efforts, keeping accurate track of our cash flow and net revenue.

We currently have enough capital and sales to continue business operations for the next 12 months. The speed of market expansion will depend mainly on the resources dedicated to additional human and marketing expenses. Higher levels of capital than we currently have will accelerate our development since we will be able to hire additional sales personnel and be present in more markets quicker than if our resources were less and we will gear our expansion to our monetary capabilities. We will also increase our office facilities to accommodate an increased staff. We believe that if our expansion plans happen slower than anticipated, we may be able to sustain operations for a period of up to thirty-six (36) months based upon current cash on hand and anticipated future revenues. However, there is no guarantee that we will be able to successfully expand business operations or revenues to a point where our business becomes viable.

Our patent has been filed under the title "Device for the Tracking of an Object or an Individual". The patent process is intended to protect the developments that we have performed in the software interface necessary for the utilization of HiPer and HiTrack. If our patent protection is not extended, we will lose the legal protection for our software. The potential cost of a lack of patent protection could have a material detrimental affect on the value of our software, as others may reproduce it and compete with the Company with a like product. We cannot at this stage estimate the potential cost of a lack of patent protection, since an opportunity cost would only affect us if another company tried to copy our software or tried to develop similar software.

Competition

The GPS market encompasses navigation, communications and information products. It is highly competitive.

We believe that our principal competitors for our HiTrack and HiPer products can come from the following:

     1. The current producers of GPS-enabled product lines which include, Garmin, Ltd. Thales Navigation, Inc., Lowrance Electronics Inc., Cobra Electronics Corporation, Raymarine Ltd., Furuno Electronic Company, the Standard Horizon Division of Yaesu Co. Ltd., Navman Ltd. and Simrad AS, Digital Angel.

     2. The current producers of cellular product lines which include, Garmin, Ltd., Nokia Oy, Telefon AB LM Ericsson, Motorola, Inc., Benefon Oy, Siemens AG, Sony Corporation and Samsung.

     3. The current producers of personal digital assistant product lines which include, Garmin, Ltd., Palm, Inc. and Handspring, Inc.

In addition, HiTrack product could face competition from the current producers of automotive product lines which include, Garmin, Ltd., Thales Navigations, Inc., Alpine Electronics, Inc., Denso KK, Visteon, the On-Star Division of General Motors Corporation, Xanavi Informatics Corporation, Robert Bosch GmbH, Siemens AG and Philips N.V.

All of our competitors are established businesses that have larger existing customer basis and better funding than us.

We do not believe any of our competitors offer products similar to the HiPer, while we have more competition for the HiTrack. We have decided to position ourselves as quickly as possible on the market by establishing a network of distributors. Our objective is to occupy the market niche quickly while competition is lagging by offering the best possible service to our clients' satisfaction. As a result, we expect that, as competition surfaces, we will already have a presence and an established reputation in the market. For the HiTrack, we face more competition than for the HiPer. As a result, our strategy is to focus our efforts in the areas of fleet management and safety.

Sales and Marketing Plans

Smart Technology will primarily focus its activities in 2004 on the French market. The French subsidiary Irisio of our company will continue to distribute our products in that market with several objectives to validate the economic model and the new software developments (Application Service Provider (ASP) server, voice server, etc.), realize sales to reach rapidly breakeven, create a national distribution network and develop large accounts and public-sector accounts. Our website www.smarttechno.com. will be utilized as a promotional tool and as a link to our distributors and partners; we do not have plans at this juncture to market our products directly on the Net.

The products are already on the market and the results of our initial market intelligence point to active interest on the part of existing and potential clients.

Beyond commercial developments on the French market, Smart Technology plans to also penetrate the following markets: Saudi Arabia, Kuwait, UAE, Qatar, Bahrain, Yemen, Syria and Lebanon.

Regarding these countries, our strategy is to chose one or two local distributors per territory and sign exclusive distribution contracts for the HiTrack and the HiPer that will contain the purchase of minimum quantities upon signature, deliver country-specific software in the local language, perform technical training in France or in the territory by our technicians and engineers, receive commitment on the part of the exclusive distributor of minimum quarterly quantities.

Additionally, we intend to levy royalties on the service contracts between the distributors and their clients as well as to provide systems maintenance and upgrades.

Expenditures

Our primary direct costs will be as follows:

     >>   Marketing, advertising and sales related costs,
     >> Salaries for Mr. Asselineau, Mr. Bouverot, Mr. Gal and other employees (payroll cost, actual or deferred);
     >>   Employment related taxes;
     >>   Health benefits; patent and copyright expenses; and rent.

Facilities

We keep a mailbox at 222 Lakeview Avenue, PMB 433, West Palm Beach, FL 33401, which costs the Company approximately $200 per month. We also maintain a 1000 square foot facility located at 414 rue Saint Honore in Paris, France rented for $800 a month. These facilities should be sufficient during the initial term of our development. However, once additional employees are added, we will most likely need to expand our facilities. Our newly acquired subsidiary, Irisio SARL has its own separate facilities rented for 305 Euros ($381) a month. All of our locations are leased on a month-to-month basis without contract.

Debt Financing

We have not yet sought any debt financing since we do not believe we would qualify for such a loan until we have initiated the sales process. Once the process has started, we will seek working capital loans primarily intended to finance inventory and accounts receivable. Since we will not seek debt financing until we are operating on a larger scale, we believe we will be in a better position to negotiate appropriate placement and repayment terms for any such loans. However, in the event we were to receive financing but defaulted in payments, such financing could result in foreclosure of our assets that would be detrimental of our shareholders.

When we do seek to borrow funds, we do not intend to use the proceeds of such funding to make payments to our management (except for possible salaries, benefits and out-of-pocket expenses).

Industry Regulation

We are not subject to industry specific regulation.

Current Employees and Proposed Staffing

Currently we only employ Mr. Asselineau, Mr. Bouverot and Mr. Gal. Currently, and until the 12th month following the date of this prospectus, our Board of Directors will authorize all hiring of personnel and consultants and decide on all salaries and retainers. Its decisions will be strongly influenced by optimum staff requirements and by the financial condition of our company. Salaries and retainers, which may be below market conditions initially and until our company reaches breakeven, will not be higher than normal market conditions. By this we mean that our research will indicate which average salaries correspond to the skill level and the experience that we are looking for in a particular market. For instance, if we look for a secretary in New York with 10 years of experience and fully conversant with office software, we will access research statistics that will indicate the salary brackets that we should pay and we will not make an offer that would exceed the average bracket.

We will seek to employ additional personnel. We view the addition of a technology manager and Sales Representatives as well as clerical staff as the next stage. It will be our Chief Financial Officer's responsibility to monitor the order flow from our sales, keeping accurate track of our cash flow and net revenue. We strongly believe that Mr. Asselineau, Mr. Bouverot and Mr. Gal initial skills will enable us to successfully launch our business model; however, we believe that it will take a seasoned sales manager to enable us to grow beyond the start-up stage and into a successful and profitable business entity

We currently have enough capital and sales to continue business operations for the next 12 months. The speed of market expansion will depend mainly on the resources dedicated to additional human and marketing expenses. Higher levels of capital than we currently have will accelerate our development since we will be able to hire additional sales personnel and be present in more markets quicker than if our resources were less and we will gear our expansion to our monetary capabilities. We may also increase our office facilities to accommodate an increased staff. We believe that if our expansion plans happen slower than anticipated, we will have the ability to sustain operations for a period of up to thirty-six (36) months based on cash on hand and anticipated future revenues. However, there is no guarantee that we will be able to successfully expand business operations or revenues to a point where our business becomes viable.

We believe Mr. Asselineau, Mr. Bouverot and Mr. Gal's experience can provide for the expansion of our business model; however, we can give no assurance that we will be successful in our efforts. Moreover, we believe this model will be further enhanced by the advantages of greater availability of capital and potential for growth by being a public, as compared to a privately-held, company.

It is generally anticipated that any future employees will devote full time to our operations. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation to these employees for their services.

                                   MANAGEMENT

The following table reflects the name, address, age and position of our executive officers and directors. They each devote the time and effort necessary to perform their responsibilities as sole executive officers and directors, which requires not less than an average of 4 weeks per month at a rate of 50 hours per week at least. We presently hold no key-man life insurance on either Mr. Asselineau or Mr. Bouverot and have no employment contract or other agreement with them. Since Mr. Asselineau, Mr. Bouverot and Mr.Gal are currently the only employees, we would have to discontinue operations if we were not able to retain at least Mr. Asselineau or Mr. Bouverot or Mr. Gal or if replacements could not be found.

For additional information, see the biographical information that follows:


NAME                            AGE  POSITION
------------------------------  ---  -------------------------------
Mr. Marc Asselineau             47   President and Director
222 Lakeview Avenue, PMB 433
West Palm Beach, FL 33401

Mr. Bernard Bouverot            39   Secretary and Director
222 Lakeview Avenue, PMB 433
West Palm Beach, FL 33401

Mr. Jean Michel Gal             57   Chief Financial Officer
222 Lakeview Avenue, PMB 433
West Palm Beach, FL 33401

All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Our officers are elected by the Board and serve until the annual meeting of the Board of Directors and until their successors have been elected and qualify. Aside from employing Mr.
Asselineau, Mr. Bouverot and Mr.Gal as officers and directors, there are no other individuals whose activities will be material to our operations at this time.

Marc Asselineau, age 47 has served as our President and Director since formation in May 2001. He is a French citizen who lives permanently in the United States. In addition to his duties for our company, from 1999 to 2002, Mr. Asselineau has acted as a consultant for several companies principally in the areas of financial and industrial strategy. Marc Asselineau has worked as advisor to the President of Systemes Sud France, a company specialized in the manufacture of CCD Camera (Toulouse), as advisor to Need Info, a company specialized in the product for water treatment, as advisor to Promo Farbe SA, a company in the publishing field (Switzerland), as advisor to SRADMB (France), a company specialized in the development of new patents in the field of high speed transmission, as consultant of Finbucorp Inc, a company specialized in medical software (Atlanta). Since May 2001 he has been a Board member of Patient On Line, Inc. In this capacity he is required to spend approximately 1day every 3 months attending to the affairs of that company. From December 2000 to the first quarter 2002, he served as a consultant to Patient On Line, Inc. as well. From 1997 to 1999, Mr. Asselineau was President & CEO of Lasertec International, Inc., a company involved in medicine and the environment where his duties included the overall management of the affairs of the company. From 1989 to 1996 he also was a consultant to several high tech companies and financial adviser to foreign investors in France. From 1986 to 1989, Mr. Asselineau was the co-founder and President of Imapply International, an image treatment and artificial intelligence company where his duties included the overall management of the affairs of the company . From1978 to 1980, Mr. Asselineau was a professor of business law after graduating from the University of Aix-en-Provence in France, legal section in 1977- 78. None of the companies for which Mr. Asselineau has worked has any present or past link, directly or indirectly with Smart Technology. None of the companies with which Mr. Asselineau has been associated has any affiliation with Smart Technology.

Bernard Bouverot: Mr. Bouverot, 39, is the CTO of Smart Technology, a Board member and the Company's secretary. Prior to Smart, Mr. Bouverot was the President and CEO of Verklenzen Electronique, a firm specializing in electronics, the President of Smart IT, a company specializing in smart cards and the General manager of Telemco, a company specializing in software for central telecom servers. Mr. Bouverot has an engineering degree from Ecole des Arts et Metiers and a DESS in Finance from Dauphine, France.

Jean Michel Gal, age 57 has served as our Chief Financial Officer since October, 2002 and Board member since March 4, 2003. Prior to joining Smart Technology, Mr. Gal was acting CFO of Madison Pharmacy, Inc., a company specializing in hormone replacement therapy [1999 to 2001]. Mr. Gal has served on the Board of Directors of Patient On Line, Inc. since 2000 and served as a consultant to that company from 2000 until April 2002. Patient On Line, Inc. is a company specializing in electronic medical records. In his capacity as a director, Mr. Gal is required to spend approximately 1day every 3 months attending to the affairs of that company. From August 2000 to January 2001, Mr. Gal was a consultant of Wall Street Systems, a software company specializing in fixed income and foreign exchange products. In prior assignments, Mr. Gal gained experience in commercial, investment and merchant banking during more than 25 years of US and European business employment. His previous assignments included Chief Financial Officer of Lasertec International, Inc., a public company involved in cancer treatment and the environment [1977 to 1999], Investment Banker at Auerbach, Pollak & Richardson, Inc. [1992 to 1997], Managing Director of GiroCredit Merchant Bank in New York [1988 to 1992], a Vice President and Unit Head of Leveraged Finance at Citibank NA and Deputy Head of the Corporate Finance Group in Paris [1980 to 1988]. Early in his career, Mr. Gal was the Manager of International Finance at Borden, Inc. in New York [1974 to 1976]. Mr. Gal has an MBA from Columbia University [1972] and a law degree [1969] and a diploma [1970] from the "Institut d'Etudes Politiques" in Paris.

Remuneration and Employment Contracts

At inception, Mr. Asselineau was issued 600,000 shares of our common stock valued at $60 for services including, but not limited to preparation of the Articles of Incorporation, the Bylaws, determination of the application of various Florida statutes, assistance with the preparation of the business plan, consultation on the website design and marketing and review and analysis of the financial requirements of Smart Technology. Based on the fact that these shares were granted at inception with no market at all, we believe that this issuance and the valuation are fair.

Except for this described compensation, it is not anticipated that our officer will received any cash or non-cash compensation for their services except for salaries. We do not have an employment contract with any of our officers. Due to our limited amount of funds, we did not believe it would be advantageous to us to commit to contractual arrangements. Should we reach breakeven, our Directors intend to consider the benefits that may be derived from entering into contracts with our employees as well as paying them a competitive salary, including Mr. Asselineau, Mr. Bouverot and Mr.Gal.

Compensation of Directors

Until we have significant sales revenues, no member of the Board of Directors will be paid separately for their services. Directors' out- of-pocket expenses will be reimbursed upon presentation of appropriate documents. Mr. Asselineau, Mr. Bouverot and Mr. Gal are our sole Directors.

Employee Benefits

We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved when such plan is implemented. We intend to seek shareholder approval for the plan.

We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan, such as a 401(k) retirement plan and to implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors. Any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and any options granted will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant. We intend to seek shareholder approval for the employee bonus and 401(k) plans.

                                   LITIGATION

There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. Asselineau, Mr. Bouverot, Mr. Gal or us.


                             THE COMPANY'S PROPERTY

We keep a mailbox at 222 Lakeview Avenue, PMB 433, West Palm Beach, FL 33401, which costs the Company approximately $200 per month. We also maintain a 1000 square foot facility located at 414 rue Saint Honore in Paris, France rented for $800 a month. These facilities should be sufficient during the initial term of our development. However, once additional employees are added, we will most likely need to expand our facilities. Our newly acquired subsidiary, Irisio SARL has its own separate facilities rented for 305 Euros ($381) a month. All of our locations are leased on a month-to-month basis without contract.


      SECURITIES OWNERSHIP OF CERTAIN OWNERS AND THE PRINCIPAL SHAREHOLDER

The  following  table  summarizes  certain   information  with  respect  to  the
beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of March 11, 2004 regarding the ownership of common stock by each shareholder known to be the owner of more than 5% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned.

                                                        (1)
Name and Address of Beneficial Owner:    Number          %
-------------------------------------  ---------   --------
Marc Asselineau                         600,000       40.8%
222 Lakeview Avenue, PMB 433
West Palm Beach, FL 33401

Bernard Bouverot                              0           0
222 Lakeview Avenue, PMB 433
West Palm Beach, FL33401

Mr. Jean-Michel Gal                           0           0
222 Lakeview Avenue, PMB 433
West Palm Beach, FL 33401

All Directors, Officers
and Shareholders
as a Group (three (3) persons)          600,000       40.8%

Matthews Morris, Inc. (2)               100,000        6.8%
Control person:
Christophe Giovanetti
28 Boulevard Malasherbes
Paris, France 75008

Total Shares Outstanding              1,471,458      100.0%


(1) Based upon 1,471,458 shares of our common stock issued and outstanding as of March 11, 2004.

(2) As indicated in the selling shareholders table, Matthews Morris, Inc. may sell up to 100,000 shares of their common stock. Matthews Morris Inc., which is a company that provides business and financial consulting services, is controlled by Mr. Christophe Giovannetti.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Since our inception, we have achieved the important steps, including (1) the conclusion of our negotiations with the "best of breed" providers of Global Positioning System (GPS) tracking and communication technology. Two technology providers were retained; the Digital Angel Systems located in Ontario, CA and GAP AG, a long established German company located near Munich, and listed on the Frankfurt Stock Exchange. We chose to partner-up with GAP since we believe that their products have a clear advantage over all the competition, including
Digital Angel. Their products have been on the market for several months in Europe and they offer functionalities and options that in our opinion are superior to anyone else. The choice of GAP also considerably reduces our capital requirements because GAP products are already on the market with their existing software support platform, which alleviates the requirement to build our own at considerable expense. As exclusive distributor of GAP products, we have the right to utilize their software support platform. Our only out-of-pocket expenses are the server and the translation from German and English into French of the software interface. The choice of GAP products also implied a new direction in our primary market focus. Since their products are ideally suited for the professional markets, we decided to focus primarily on that market and to place the mass markets in a secondary position. The mass markets are still part in our strategy; however the professional markets represent even a larger potential in Europe and the Middle East than the mass-markets in the present stage of the technology and as a consequence, they have become the primary focus of our business strategy. The professional markets do not entail vast Advertising and Promotion expenses, thereby further reducing our capital requirements; (2) We implemented our strategic direction by signing an exclusive distribution contract with GAP, and (3) by purchasing their French distributor, Irisio SARL.

Irisio is French company established in 2001 by its sole owner, Mr. Frederic Massiot. That company, which is profitable, is specialized in the distribution of technology products linked to personal and vehicle safety, and as such was distributing the GAP product. By purchasing Irisio, we gain access to an existing structure for distribution in France and the Middle East. The role of Irisio as a Smart Technology subsidiary is to market location and communication products manufactured by GAP in the French market and also in the Middle East under the contractual Value Added Reseller agreement signed between GAP and Smart Technology; (4) the signature of the VAR contract between GAP and Smart Technology was effected on February 5, 2003, by which GAP and Smart Technology have entered into a Value Added Reseller agreement (VAR). This contract pertains to the distribution of the GAP products in France, Saudi Arabia, Kuwait, Syria, Lebanon, UAE, Qatar, Bahrain and Yemen. The contract is an exclusive renewable distribution contract under the condition that certain quotas be reached for each of the countries under the agreement. The contract may be extended on the basis of good faith negotiations between the parties.

In addition, we have conducted limited business operations including creation of our initial website, marketing research, product research, preparation of our patent application, organizational and capital-raising activities and initial sales. For the period from inception through September 30, 2003, we have had $116,413 revenue from operations and accumulated operating expenses amounted to $968,172. We are selling GPS tracking devices to the public via commercial distribution. We price our products at the following levels:

     HiPer and HiTrack retail 1,150 Euros ($ 1,437)/each HiPer and HiTrack wholesale 850 Euros ($ 1,062)/each based on an exchange rate of 1 Euro for $1.25.

As of September 30, 2003, we had $240,143 in cash in the bank and we believe that this will meet our specific cash requirements for the next 12 months. We do not foresee the incurring of substantial additional losses at this point. We can now expand our distribution outlets, hire our technology manager, our sales manager, our sales representatives and our clerical staff. We do not at this point intend to purchase additional real or personal property or equipment.

Initially, Mr. Asselineau, Mr. Bouverot and Mr. Gal were solely responsible for developing our business. We expect to continuously engage in market research in order to improve our initial software platform and planned future products and to monitor new market trends and other critical information deemed relevant to our business. This continuous research will take in the form of reports from our sole officers.

We still face the challenges of Rapid technological changes that can over time render our products obsolete if we do not supply the required level of Research and Development, increased competition from stronger competitors, a shrinking customer base as a result of the choice of newer technologies as well as our inability to supply large contracts due to the restraints on working capital.

For the Quarter Ended September 30, 2003

Financial Condition, Capital Resources and Liquidity

General

     1. As of September 30, 2003, we had $412,295 in assets and $248,819 of liabilities.

     2. Since inception, we have received $1,021,556 in cash and $101,902 in services as payment for the issuance of shares.

     3. Our working capital is presently $118,655, which is minimal relative to our plan and there can be no assurance that our financial condition will improve.

     4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

For the Fiscal Year Ended December 31, 2002

Financial Condition, Capital Resources and Liquidity

General

     1. As of December 31, 2002, we had $309,900 in assets and $15,500 of liabilities.

     2. Since inception, we have received $734,826 in cash, $5,030 in stock subscriptions receivable and $101,902 in services as payment for the issuance of shares.

     3. Our working capital is presently $294,300, which is minimal relative to our plan and there can be no assurance that our financial condition will improve.

     4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

Issuance of Stock

     1. At inception, the Company issued 815,775 shares of its restricted common stock to Marc Asselineau, Matthews Morris, DMI Joaillerie, Raymond Trebuchon and Eloi Tichit valued at $0.0001 per share for a total value of $81.58 for services rendered in connection with the concept development and organization of the Company. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     2. In June 2001, the Company sold 45,029 shares of its restricted common stock to Republic Security Group valued at $1.00 per share for a total consideration of $40,029 in cash and $5,000 in stock subscriptions. Republic Securities Group has no affiliation to Smart Technology. For such sale, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     3. In November and December 2001, the Company issued 31,853 shares of its restricted common stock to Raymond Trebuchon, Phillippe Notton, Paul Firbal and Etienne Norbert for investor relations services valued at $2.50 per share for a total value of $79,633. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     4. From August through December 2001, the Company sold 142,591 shares of its restricted common stock to twenty-five (25) persons valued at $2.50 per share for a total consideration of $290,745 in cash and $65,732 in stock subscriptions. For such sales, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     5. During 2002, the Company received cash in the amount of $65,702 for the stock subscriptions outstanding at December 31, 2001. In January and February
2002, the Company sold 88,346 shares of its restricted common stock to twenty-three (23) persons for cash and subscriptions receivable totaling $265,038, or $3.00 per share.

     6. In January and February 2002, the Company issued 8,519 shares of common stock in exchange for investor relations services to Joseph Robert and Daniel Guerin valued at $22,187, or $2.60 per share. For such sales and issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     7. In the third and fourth quarters of 2002, the Company sold 14,706 shares of its restricted common stock to twenty- two (22) persons for cash and subscriptions receivable totaling $73,312, or $5.00 per share.

     8. In the first three quarters of 2003, the Company issued 56,340 shares of restricted common stock in exchange for $281,700 in cash, or $5.00 per share. In March 2003, the Company issued 6,000 shares of restricted common stock, valued at $30,000 to acquire Irisio, SARL, a French company in the same line of business.

Even though we believe we have obtained sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations on a larger scale without an additional increase in revenue from the promotion and/or and additional infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders.

Net Operating Losses

We have net operating losses carry-forwards of $983,300 expiring $440,900, $434,400 and $108,000 at December 31, 2023, 2022 and 2021. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear.

Recent Accounting Pronouncements

In December 1999, the Securities and Exchange commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statement" summarizing the SEC's views in applying generally accepted accounting principles to various recognition issues. Management believes that its revenue recognition practices are in conformity with SAB No. 101.

In April 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25." We have adopted the provisions of FIN No. 44, and such adoption did not impact our results of operations.

In September 2000, the FASB issued SFAS No. 140 " Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities", a replacement of SFAS No. 125. The standard is effective in 2001 and management does not expect the standard to have any effect on our financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards are effective in 2001 and management does not expect the standards to have any effect on our financial position or results of operations.

In July 2001, the SEC issued SAB 102 "Selected Loan Loss Allowance Methodology and Documentation Issues." We do not expect this SAB to have any effect on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." Management does not expect this standard to have any effect on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets." Management does not expect this standard to have any effect on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB statements No. 4, 44 and 64, amendment of FASB statement No. 13, and technical corrections." Management does not expect this standard to have any effect on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for costs associated with exit or disposal activities." Management does not expect this standard to have any effect on our financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of certain financial institutions." Management does not expect this standard to have any effect on our financial position or results of operations.

                        CERTAIN PROVISIONS OF FLORIDA LAW
            AND OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

Under  certain  provisions  of  Florida  law and of the  Company's  Articles  of
Incorporation and Bylaws, the Company's officers and directors may be indemnified from personal liability. Certain steps the Company has taken to indemnify and/or hold its officers and directors in its Articles of Incorporation or Bylaws may be ineffective due to public policy or limitations on such provisions by statutory and/or case law.


                        ABSENCE OF CURRENT PUBLIC MARKET

There is no current public trading market for the shares. While we intend to have a market maker apply to qualify the shares for quotation on the Over-the-Counter Bulletin Board ("OTCBB") or list the common stock for trading on a securities exchange after the effective date of this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.


                              DESCRIPTION OF STOCK

Our shares may be subject to the low-priced security (or so-called "penny stock") rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require (among other things) the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission (SEC") relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. If our shares are characterized as a penny stock, the ability of purchasers in this offering to sell their shares could be limited regardless of whether or not a secondary market develops.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, $0.0001 par value. Our legal counsel, Mintmire and Associates, has concluded the issued and outstanding shares of common stock being registered will be validly issued, fully paid and non-assessable. In order to obtain equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial portion of our revenues, if any.

All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Dividends

The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value. The issuance of preferred stock does not require approval by our shareholders. Preferred shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

The transfer agent is Interwest Transfer Company whose offices are located at 1981 East Murray Holliday Rd., Salt Lake City, Utah 84117.

Certain Provision of Florida Law

Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a "control share acquisition" unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

1.   one-fifth or more, but less than one-third of such voting power;
2.   one-third or more, but less than a majority of such voting power; or
3.   more than a majority of such voting power.

Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.


                              ERISA CONSIDERATIONS

Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.

                                  LEGAL MATTERS

The validity of Shares being offered by this prospectus will be passed upon for by Mintmire and Associates, 265 Sunrise Avenue Suite 204, Palm Beach,. Florida 33480. This firm acts as counsel to Smart Technology, the issuer of the shares offered by this prospectus. The firm was not hired on a contingent basis, will not receive a direct or indirect interest in Smart Technology and was not a promoter, underwriter, voting trustee, director, officer or employee of Smart Technology.

                                     EXPERTS

The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business. The firm was not hired on a contingent basis, will not receive a direct or indirect interest in Smart Technology and was not and is not a promoter, underwriter, voting trustee, director, officer or employee of Smart Technology. The firm has been the auditors for Smart Technology since its inception and there have been no changes in accountants or disagreements with them.

                              AVAILABLE INFORMATION

We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the Registration Statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC's Main Office at 450 Fifth Avenue NW, Washington, DC 20549.

Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the Registration Statement.

For further information about us and our shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website which contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report.................................................F-2

Consolidated Balance Sheet...................................................F-3

Consolidated Statement of Operations and Comprehensive Income (Loss).........F-4

Consolidated Statement of Stockholders' Equity...............................F-5

Consolidated Statement of Cash Flows.........................................F-6

Notes to Consolidated Financial Statement....................................F-7

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
Smart Technology, Inc.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of Smart Technology, Inc., a development stage enterprise, as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the period from May 14, 2001 (Inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smart Technology, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the period from May 14, 2001 (Inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ Durland & Company, CPAs, P.A.
Durland & Company, CPAs, P.A.
Palm Beach, Florida
March 25, 2003

                             Smart Technology, Inc.
                           Consolidated Balance Sheet


                                                                                  September 30,     December 31,
                                                                                      2003              2002
                                                                                ---------------- ------------------
                                                                                  (unaudited)
                                     ASSETS
CURRENT ASSETS
  Cash                                                                          $        240,143 $          309,863
  Accounts receivable                                                                     16,745                  0
  Inventory                                                                              110,586                  0
                                                                                ---------------- ------------------

          Total current assets                                                           367,474            309,863
                                                                                ---------------- ------------------

FIXED ASSETS
  Equipment                                                                                8,519                  0
 Software                                                                                 23,121
  Less: accumulated depreciation and amortization                                         (4,772)                 0
                                                                                ---------------- ------------------
          Total fixed assets                                                              26,868                  0

OTHER ASSETS
   VAT taxes                                                                                   0                  0
   Deposits and other assets                                                               3,614                  0
   Goodwill                                                                               14,339                  0
                                                                                ---------------- ------------------
                                                                                          17,953                  0

Total Assets                                                                    $        412,295 $          309,863
                                                                                ================ ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                              $         32,915 $           15,541
  Short-term loan                                                                        215,904                  0
                                                                                ---------------- ------------------

          Total current liabilities                                                      248,819             15,541
                                                                                ---------------- ------------------

Total Liabilities                                                                        248,819             15,541
                                                                                ---------------- ------------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized 10,000,000 shares;                            0
      0 issued and outstanding                                                                                    0
  Common stock, $0.0001 par value, authorized 50,000,000 shares;
      1,209,159 and 1,146,819 issued and outstanding, respectively                           121                115
  Additional paid-in capital                                                           1,153,337            841,643
  Stock subscriptions receivable                                                               0             (5,030)
  Accumulated comprehensive income (loss)                                                 (6,708)                 0
  Accumulated deficit                                                                   (983,274)          (542,406)
                                                                                ---------------- ------------------

          Total stockholders' equity                                                     163,476            294,322
                                                                                ---------------- ------------------

Total Liabilities and  Stockholders' Equity                                     $        412,295 $          309,863
                                                                                ================ ==================


     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
      Consolidated Statement of Operations and Comprehensive Income (Loss)


                                                                                             Period from
                                                                                             May 14, 2001
                                              Nine Months      Nine Months                    (Inseption
                                                 Ended            Ended        Year Ended      through
                                              September 30    September 30,   December 31,   December 31,
                                                 2003             2002            2002           2001
                                             --------------  --------------- -------------- ---------------
                                              (unaudited)      (unaudited)

REVENUES                                     $      116,413  $             0 $            0 $             0

COST OF SALES                                        77,237                0              0               0
                                             --------------  --------------- -------------- ---------------

     GROSS MARGIN                                    39,176                0              0               0

OPERATING EXPENSES
   Salaries                                          95,346            3,000         31,000               0
   General and administrative expenses              377,409          127,213        353,453         107,017
   Depreciation                                       3,868                0              0               0
   Services - related party                               0                0              0              79
                                             --------------  --------------- -------------- ---------------

        Total expenses                              476,623          130,213        384,453         107,096
                                             --------------  --------------- -------------- ---------------

Loss from operations                               (437,447)        (130,213)      (384,453)       (107,096)

OTHER INCOME (EXPENSE)
   Reserve for impairment of asset                        0                0        (50,000)              0
   Interest expense                                  (2,031)               0              0               0
   Foreign taxes                                     (1,390)               0              0               0
   Foreign currency transaction gain (loss)               0                0              0            (857)
                                             --------------  --------------- -------------- ---------------

        Total other income (expense)                 (3,421)               0        (50,000)           (857)
                                             --------------  --------------- -------------- ---------------

Net loss                                           (440,868)        (130,213)      (434,453)       (107,953)

Other comprehensive income (loss)

  Foreign currency translation gain (loss)          (6,708)                0              0               0
                                             --------------  --------------- -------------- ---------------

Comprehensive income (loss)                  $     (447,576) $      (130,213)$     (434,453)$      (107,953)
                                             ==============  =============== ============== ===============

Loss per weighted average common share       $        (0.37) $         (0.12)$        (0.39)$         (0.12)
                                             ==============  =============== ============== ===============

Number of weighted average common shares
outstanding                                       1,177,191        1,120,952      1,125,903         926,207
                                             ==============  =============== ============== ===============



     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                 Consolidated Statement of Stockholders' Equity




                                                                                                Deficit
                                                                                              Accumulated
                                                                   Additional     Stock       During the         Total
                                            Number of   Common      Paid-In       Subs.       Development    Stockholders'
                                             Shares      Stock      Capital     Receivable       Stage          Equity
                                          ----------- ----------- ------------ ------------ --------------- ---------------

BEGINNING BALANCE, May 14, 2001                     0 $         0 $          0 $          0 $             0 $             0

Shares issued for services  - $0.0001/sh.     815,775          82            0            0               0              82
Shares issued for cash - $1.00/sh.             45,029           4       45,025       (5,000)              0          40,029
Shares issued for services - $2.50/sh.         31,853           3       79,630            0               0          79,633
Shares issued for cash - $2.50/sh.            142,591          14      356,463      (65,732)              0         290,745

Net loss                                            0           0            0            0        (107,953)       (107,953)
                                          ----------- ----------- ------------ ------------ --------------- ---------------

BALANCE, December 31, 2001                  1,035,248         103      481,118      (70,732)       (107,953)        302,536

Shares issued for services - $2.60/sh.          8,519           1       22,186            0               0          22,187
Shares issued for cash - $3.00/sh.             88,346           9      265,029            0               0         265,038
Shares issued for cash - $5.00/sh.             14,706           2       73,310            0               0          73,312
Stock subscriptions collected                       0           0            0       65,702               0          65,702

Net loss                                            0           0            0            0        (434,453)       (434,453)
                                          ----------- ----------- ------------ ------------ --------------- ---------------

BALANCE, December 31, 2002                  1,146,819         115      841,643       (5,030)       (542,406)        294,322

Shares issued for cash - $5.00/sh              56,340           6      281,694        5,030               0         286,730
Shares issued for acquisition                   6,000           0       30,000            0               0          30,000
Other comprehensive income (loss)                   0           0            0            0          (6,708)         (6,708)
Net loss                                            0           0            0            0        (440,868)       (440,868)
                                          ----------- ----------- ------------ ------------ --------------- ---------------

ENDING BALANCE, September 30, 2003
(unaudited)                                 1,209,159 $       121 $  1,153,337 $          0 $      (989,982)$       163,476
                                          =========== =========== ============ ============ =============== ===============













     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                      Consolidated Statement of Cash Flows


                                                                                                             Period from
                                                                                                            May 14, 2001,
                                                            Nine Months     Nine Months                      (Inception),
                                                               Ended           Ended         Year Ended        through
                                                           September 30,   September 30,    December 31,     December 31,
                                                               2003            2002             2002             2001
                                                          --------------- --------------- ---------------- ----------------
                                                            (unaudited)     (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                  $      (440,868) $     (130,213)$       (434,453)$       (107,953)
Adjustments to reconcile net loss to net cash used by
operating activities:
   Stock issued for services                                            0          22,187           22,187           79,715
   Reserve for impairment of asset                                      0               0           50,000                0
Changes in operating assets and liabilities
   (Increase) decrease in accounts receivable                     (15,951)              0                0                0
   (Increase) decrease in inventory                               (31,870)              0                0                0
   (Increase) decrease in VAT taxes                                     0               0                0                0
   (Increase) decrease in deposits and other assets                (2,034)        (10,000)               0                0
   Increase (decrease) in payroll/payroll taxes payable            11,410               0                0                0
   Increase (decrease) in accounts payable                        (17,277)              0           15,541                0
                                                          --------------- --------------- ---------------- ----------------

Net cash used by operating activities                            (496,590)       (118,026)        (346,725)         (28,238)
                                                          --------------- --------------- ---------------- ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets                                        (4,463)              0                0                0
Acquisition of software                                           (22,024)              0                0                0
Acquisition of intangible asset                                         0         (50,000)         (50,000)               0
                                                          --------------- --------------- ---------------- ----------------

Net cash from investment activities                               (26,487)        (50,000)         (50,000)               0
                                                          --------------- --------------- ---------------- ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from short-term loan                                  215,904               0                0            3,000
   Repayment of short-term loan                                         0               0           (3,000)               0
   Proceeds from issuance of common stock                         281,700         274,738          338,350          330,774
   Proceeds from stock subscriptions receivable                     5,030          12,425           65,702                0
                                                          --------------- --------------- ---------------- ----------------

Net cash provided by financing activities                         502,634         287,163          401,052          333,774
                                                          --------------- --------------- ---------------- ----------------

Effect of exchange rates on cash                                  (49,277)              0                0                0
                                                          --------------- --------------- ---------------- ----------------

Net increase (decrease) in cash                                   (69,720)        119,137            4,327          305,536
                                                          --------------- --------------- ---------------- ----------------

CASH, beginning of period                                         309,863         305,536          305,536                0
                                                          --------------- --------------- ---------------- ----------------

CASH, end of period                                       $       240,143 $       424,673 $        309,863 $        305,536
                                                          =============== =============== ================ ================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
   Interest paid in cash                                  $         2,031 $             0 $              0 $              0
                                                          =============== =============== ================ ================
Non-Cash Financing Activities:
   Common stock issued for subscriptions receivable       $             0 $             0 $          5,030 $        707,320
                                                          =============== =============== ================ ================


    The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                   Notes to Consolidated Financial Statements
                   (Information with regard to the nine months
                ended September 30, 2003 and 2002 is unaudited)

(1)  Summary of Significant Accounting Principles
     The Company Smart Technology, Inc. (the Company) is a Florida chartered corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on May 14, 2001 and has elected December 31 as its fiscal year end. The Company sells GPS related products, principally in Europe at present. The following summarize the more significant accounting and reporting policies and practices of the
     Company:

     a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

     b) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     c) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

     d) Significant acquisition In March 2003, the Company entered into an agreement to acquire Irisio, S.A.R.L., a French corporation, for a price of 30,000 Euros, (approximately $30,000), paid by the issuance of 6,000 shares of the Company's restricted stock.

     e) Principles of consolidation The consolidated financial statements include the accounts of Smart Technology, Inc. and its wholly owned subsidiary. Inter-company balances and transactions have been eliminated.

     f) Revenue recognition The Company's revenue is the sale of its products. The Company records revenue when earned under its sales contract, upon delivery of the product.

     g) Foreign currency transaction and translation gains (losses) The principal operating entity of the Company is its subsidiary, Iriso,SARL, which is located in France. The functional currency of Irisio is the Euro. On a consolidated basis, the Company's reporting currency is the US Dollar. The Company translated the income statement items using the average exchange rate for the period and balance sheet items using the end of period exchange rate, except for equity items, which are translated at historical rates, in accordance with SFAS 52.

     h) VAT tax receivable/payable In France, as in many other countries, the government charges a Value Added Tax, (VAT), that is similar in nature to sales tax in the US. There are three major differences. First is that VAT is charged at each point of sale. Second is that there are no exemptions from the collection of VAT. Finally, each company files a VAT return with the government monthly reflecting the gross VAT collected and VAT paid. If the VAT paid is greater than the amount collected, the Company receives a refund from the government approximately five months later.

                             Smart Technology, Inc.
                   Notes to Consolidated Financial Statements

(1)  Summary of Significant Accounting Principles (continued)
     i) Cash and equivalents The company considers investments with an initial maturity of three months or less as cash equivalents.

     j) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred. Depreciation expense was $3,868 and $0 for the nine months ended September 30, 2003 and 2002, respectively.

     k) Interim financial information The financial statements for the nine months ended September 30, 2003 and 2002, are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the nine months are not indicative of a full year results.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 1,146,819 shares of common stock issued and outstanding at December 31, 2002. The Company had issued none of its shares of preferred stock at March 31, 2003. In May 2001, the Company issued 815,775 shares of common stock to its founders for services rendered in connection with the organization of the Company, valued at par value or $82.

     In June 2001, the Company sold 45,029 shares of common stock for $40,029 in cash and $5,000 in subscriptions receivable. From August through December 2001, the Company sold 142,591 shares of common stock for $290,745 in cash and $65,732 in stock subscriptions receivable, or $2.50 per share. In
     November and December 2001, the Company issued 31,853 shares of common stock for services valued at $79,633, or $2.50 per share.

     In the first quarter of 2002, the Company sold 88,346 shares of common stock for $265,038, or $3.00 per share. In the third and fourth quarters of 2002, the Company sold 14,706 shares of common stock for $73,312, or $5.00 per share. The Company received $65,732 in cash for the stock subscriptions receivable. In the first quarter of 2002, the Company issued 8,519 shares of common stock for services valued at $22,187, or $2.60 per share.

     In the first three quarters of 2003, the Company issued 56,340 shares of restricted common stock in exchange for $281,700 in cash, or $5 per share. In March 2003, the Company issued 6,000 shares of restricted common stock, valued at $30,000 to acquire Irisio, SARL, a French company in the same line of business.

                             Smart Technology, Inc.
                   Notes to Consolidated Financial Statements


(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $983,300 expiring $440,900, $434,000 and $108,000 at December 31, 2023, 2022 and 2021,
     respectively. The amount recorded as deferred tax asset as of September 30, 2003 is approximately $245,000 which represents the amount of tax benefit of the loss carry- forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4)  Related Parties See Note (2) for shares issued for services to founders.

(5) Intangible Assets In June 2002, the Company acquired a database of information from an unrelated company in exchange for $50,000 in cash. In December 2002, the Company elected to reserve for impairment of this asset because the Company has changed the focus of its expected initial marketing efforts.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



        TABLE OF CONTENTS

Descriptive Title               Page
Prospectus Summary                 5
Summary Financial Data             7
Risk Factors                       7
Related Party Transactions        10
Fiduciary Responsibility of
  the Company's Management        11            Selling Shareholders Are Selling 871,458 Shares
Selling Shareholders              12
Application of Proceeds           31
Dilution                          31
The Company                       31
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations        54                      SMART TECHNOLOGY, INC.
Absence of Current Public
  Market                          59
Description of Capital Stock      59                             PROSPECTUS
ERISA Considerations              60
Legal Matters                     60
Experts                           61
Available Information             61                           ___________ , 2004
Financial Statements             F-1




Until __________, 2004 (90 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     Information Not Required in Prospectus

Item 1. Indemnification of Directors and Officers

Under Florida law, a director of Smart Technology is not personally liable for monetary damages to Smart Technology or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to pet-form, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of Smart Technology to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of Smart Technology, or willful misconduct; or (5) a proceeding by or in the right of someone other than Smart Technology or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:

     (1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, Smart Technology, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

     (2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

     (3) The transaction was fair and reasonable to Smart Technology at the time
it  was   authorized   by  the  board,   a  committee,   or  the   shareholders,
notwithstanding that a director received a personal benefit.

Our Articles of Incorporation as amended provide the following:

                          "ARTICLE XI. INDEMNIFICATION

The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

(a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed tote best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful.

The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

(b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or mailer therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other tights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

Our Bylaws provide the following:

                                   "ARTICLE XI
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

Except as provided hereinbelow, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above. "

Further, Section 601.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly- held Florida corporation that are acquired in a `control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Articles of Incorporation of Smart Technology exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of Smart Technology.

Item 2. Other Expenses of Issuances and Distributions

The expenses of this offering are estimated as follows: *

SEC Registration Fee.........................................$  380.76
Blue Sky Fees and Expenses ..................................$5,000.00
Transfer Agent and Registrar Fees  ..........................$1,000.00
Printing and Engraving Expenses .............................$5,000.00
Legal Fees and Expenses ....................................$22,000.00
Accounting Fees and Expenses  ...............................$5,000.00
Miscellaneous ...............................................$1,619.24

Total...................................................... $40,000.00


* All amounts other than the SEC registration fee are estimated.


Item 3. Undertakings

A. Rule 415 Offering. The undersigned Registrant hereby undertakes to

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

     (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act");

     (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Equity Offering of Nonreporting Small Business Issuer. This is a self-underwriting and it is incumbent upon the Registrant to provide certificates in such denominations and registered in the name of the investors whose subscriptions are accepted.

(5) Request for Acceleration of Effective Date. The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the Act.

Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 4. Recent Sales of Unregistered Securities

Smart Technology relied upon Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder ("Rule 506") for several transactions regarding the issuance and sales of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than thirty-five (35) investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction (the "506 Exemption"). All of the shares, with the exception of those issued to Mr. Asselineau, were issued to non-US residents.

The Company has authorized 50,000,000 shares of $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 1,346,194 shares of common stock issued and outstanding at December 31, 2003. The Company had issued none of its shares of preferred stock at December 31, 2003.

     1. At inception, the Company issued 815,775 shares of its restricted common stock to Marc Asselineau, Matthews Morris, DMI Joaillerie, Raymond Trebuchon and Eloi Tichit valued at $0.0001 per share for a total value of $81.58 for services rendered in connection with the concept development and organization of the Company. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder and Section 402(b)(9) of the Massachusetts securities laws.

     2. In June 2001, the Company sold 45,029 shares of its restricted common stock to Republic Security Group valued at $1.00 per share for a total consideration of $40,029 in cash and $5,000 in stock subscriptions. Republic Securities Group has no affiliation to Smart Technology. For such sale, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     3. In November and December 2001, the Company issued 31,853 shares of its restricted common stock to Raymond Trebuchon, Phillippe Notton, Paul Firbal and Etienne Norbert for investor relations services valued at $2.50 per share for a total value of $79,633. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     4. From August through December 2001, the Company sold 142,591 shares of its restricted common stock to twenty-five (25) persons valued at $2.50 per share for a total consideration of $290,745 in cash and $65,732 in stock subscriptions. For such sales, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     5. During 2002, the Company received cash in the amount of $65,702 for the stock subscriptions outstanding at December 31, 2001. In January and February
2002, the Company sold 88,346 shares of its restricted common stock to twenty-three (23) persons for cash and subscriptions receivable totaling $265,038, or $3.00 per share.

     6. In January and February 2002, the Company issued 8,519 shares of common stock in exchange for investor relations services to Joseph Robert and Daniel Guerin valued at $22,187, or $2.60 per share. For such sales and issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     7. In the third and fourth quarters of 2002, the Company sold 14,706 shares of its restricted common stock to twenty-two (22) persons for cash and subscriptions receivable totaling $73,312, or $5.00 per share.

     8. In the first three quarters of 2003, the Company issued 56,340 shares of restricted common stock in exchange for $281,700 in cash, or $5 per share. In March 2003, the Company issued 6,000 shares of restricted common stock, valued at $30,000 to acquire Irisio, SARL, a French company in the same line of business.

Item 5. Index to Exhibits



2.1      [1]      Articles of Incorporation of Registrant
2.2      [1]      Amendment to the Articles of Incorporation
2.3      [1]      Bylaws of Registrant
3.1      [1]      Form of Common Stock Certificate
4.1      [1]      Subscription Agreement
9.1      [1]      Escrow
9.2      [2]      Revised Escrow Agreement
9.3      [3]      Revised Escrow Agreement
10.1     [1]      Consent of Auditors [formerly 23.1]
10.2     [2]      Consent of Auditors
10.3     [3]      Consent of Auditors
10.4     [3]      Value Added Reseller Agreement between the Company and
                  GAP, AG dated February 5, 2003.
10.5      *       Sale of Shares agreement between the Company and
                  Frederic Massiot dated March 24, 2003.
10.6      *       Revised Consent of Auditors
11.1     [1]      Opinion re legality
11.2     [2]      Revised Opinion re Legality (includes Consent of Counsel)
11.3     [3]      Revised Opinion re Legality (includes Consent of Counsel)
11.4      *       Revised Opinion re Legality (includes Consent of Counsel)


[add new exhibits]

*    Filed herein.

[1] Previously filed as an Exhibit to the Company's Form SB-1 filed April 26, 2002.
[2] Previously filed as an Exhibit to the Company's Form SB-1/A filed November 7, 2002.
[3] Previously filed as an Exhibit to the Company's Form SB-1/A filed October 29, 2003.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 18th day of March, 2004.

                             Smart Technology, Inc.


/s/ Marc Asselineau
---------------------------------------
Marc Asselineau,
Principal Executive Officer and Director

/s/ Jean Michel Gal
---------------------------------------
Jean  Michel Gal
Principal Financial Officer, Principal Accounting Officer and
Director


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.


Signatures                           Title                         Date

/s/ Marc Asselineau
----------------------             Principal Executive    March 18, 2004
 Marc Asselineau                   Officer and Director

/s/ Jean Michel Gal
----------------------             Principal Financial    March 18, 2004
 Jean Michel Gal                   Officer, Principal
                                   Accounting Officer and
                                   Director